[PICTURE]

extendicare

2002 annual report

FINANCIAL HIGHLIGHTS

[BAR CHART]

                                      Health Care
                                  Revenue by Country
Year                                 ($ millions)
98                                       2,113
99                                       1,893
00                                       1,807
01                                       1,705
02                                       1,756

[BAR CHART]

                                     Health Care Earnings
                                  before Depreciation, Interest
                                        and Income Taxes
Year                                     ($ millions)
98                                            225
99                                            111
00                                             92
01                                            127
02                                            160

[BAR CHART]

                                   Earnings(Loss) per Share
                                  from Health Care Operations
                                      before Other Items
Year                                         ($)
98                                           0.40
99                                          (0.75)
00                                          (0.55)
01                                          (0.18)
02                                           0.21

(thousands of dollars unless otherwise noted)                            2002            2001             2000
----------------------------------------------------------------------------------------------------------------
Revenue                                                               1,755,674       1,704,511        1,807,406

Earnings before depreciation, interest and income taxes                 160,341         127,157           92,469

Earnings (loss) from health care before undemoted                        15,268         (11,678)         (39,747)
Loss from asset disposals and other items, net of tax                    (3,854)        (35,466)         (27,358)
----------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care                                         11,414         (47,144)         (67,105)
Share of earnings of Crown Life                                           7,520          10,738            7,827
----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                      18,934         (36,406)         (59,278)
================================================================================================================
Earnings (loss) per share
   Health care operations before undernoted and after
     preferred share dividends                                             0.21           (0.18)           (0.55)
   Loss from asset disposal and other items                               (0.05)          (0.49)           (0.36)
   Share of earnings of Crown Life                                         0.10            0.15             0.10
----------------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per share                                0.26           (0.52)           (0.81)
================================================================================================================
Cash provided by operations, before changes in working capital           94,575          57,955           81,800
Cash flow per share                                                        1.34            0.81             1.10
Property and equipment capital expenditures                              53,145          45,377           46,292
Total assets                                                          1,809,836       1,740,246        1,735,752
Shareholders' equity                                                    358,026         350,696          381,437
Book value per share                                                       4.83            4.61             4.90
Number of Subordinate and Multiple Voting Shares purchased
   for cancellation                                                   1,685,200       1,969,500        1,284,100
----------------------------------------------------------------------------------------------------------------

Cover: Mary Connors resides at Extendicare Brampton Long-term Care Facility, which opened in December 2001.

     Extendicare, through its subsidiaries, operates 277 long-term care facilities across North America, with capacity for 29,175 residents. The Company employs 37,600 people in the United States and Canada.

     As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy, while home health care services are provided in Canada.

     Extendicare is committed to delivering quality, patient-oriented health care services in a cost-effective manner. The hallmarks of our care philosophy are dignity and respect; they guide our interactions with residents and their families, as well as with staff and business partners.

     We have established rigorous standards to ensure that we meet the physical, spiritual, social, emotional and intellectual needs of our residents and health care customers.

     Our goal is to be the provider of choice in every community we serve. We measure our success by our ability to give exceptional care and service to our residents and partners, while building value for our shareholders.



 8   Message to Shareholders

12   Corporate Governance

14   Operations Overview

17   Management's Discussion and Analysis

36   Management's Responsibility for Financial Statements

36   Auditors' Report

37   Consolidated Financial Statements

41   Notes to Consolidated Financial Statements

62   Board of Directors

64   Officers

65   Financial and Statistical Information

[PICTURE]

i care about my staff

                          Theresa Nealy, Administrator
                Plymouth Manor Nursing and Rehabilitation Center
                              Milwaukee, Wisconsin

"I am responsible for the daily operations of a skilled nursing facility.

Fifteen years of experience in long-term care have taught me that an exceptional staff is the key to delivering exceptional care. Front-line caregivers develop invaluable insights into our residents' changing needs.

That's why Extendicare's employees are encouraged to find ways to continually improve care delivery. For us, collaboration works. I've found that when people know they can make a difference, they enjoy the challenge.

For my team, making a commitment to people who often are unable to look after themselves is an awesome responsibility, and an incredibly rewarding one."

[PICTURE]

[PICTURE]

i care about our partners

                  Daniel Baumann, Technical Support Specialist
                          Virtual Care Provider, Inc.
                              Milwaukee, Wisconsin

"Virtual Care Provider is one of the largest providers of information technology services to long-term care companies.

It's my job to keep customers' systems running 24/7. That's a special responsibility because ultimately, everything I do has an impact on staff and residents.

A lot of what I do is talk to people. I explain technology to nurses and administrators. I familiarize my team with the realities of providing long-term care. I'm a translator for groups with different languages but a shared goal: delivering the best care possible.

Our solutions help to control costs and reduce paperwork. They make it easier to process crucial resident data. Virtual Care Provider helps its customers manage technology so they can focus on what really matters, quality resident care."

[PICTURE]

[PICTURE]

i care about my residents

                      Frances Daigle, RN, Day Charge Nurse
                  Extendicare Brampton Long-term Care Facility
                                Brampton, Ontario

"I've made a career in long-term care. The skills I've acquired allow me to contribute as a manager, but I became a nurse to provide hands-on care. Working at Extendicare allows me to do both.

Real care goes far beyond meeting physical needs. In fact, that's just the starting point. So while I'm a nurse and a manager, I'm also a counsellor, a facilitator and a friend.

Sometimes, when people learn what I do, they say: You must be a special person. I don't think so. For everything I give, I get something back. The people I care for allow me to become part of their lives, part of their families.

Managing a resident home area is my job; caring for the people who live there is my privilege."

[PICTURE]

[PICTURE]

          Mel Rhinelander
President and Chief Executive Officer
          Extendicare Inc.

i care about our company

"I have been an Extendicare employee for more than 25 years. I care about patients and residents, partners, employees and shareholders because they are our Company. They are our future."

                                                       message to shareholders 9

FELLOW SHAREHOLDERS:

During 2002, Extendicare met or exceeded its key financial and operating goals, despite a challenging environment.

We did so while continuing to demonstrate compassion for patients and residents, commitment to partners, dedication to employees and determination to build value for shareholders.

As Chief Executive Officer, my greatest responsibility is to focus Extendicare on the right goals and ensure that we are well positioned to succeed.

A year ago I told you that Extendicare faced many challenges, but that I expected us to be profitable from ongoing operations for 2002 as a whole, even if certain U.S. Medicare funding was not extended beyond September 30. The funding ended with no decision regarding possible reinstatement, and we did achieve our profitability goal.

In fact, 2002 - the final year of the phase-in of the U.S. Medicare Prospective Payment System - was our first profitable year since the introduction of PPS in 1999.

Our results validate the strategies we put in place over several years to reduce costs and debt within the constraints of PPS; maximize the performance of core assets; and lower our exposure to general and professional liability risks, our principal reason for withdrawing from the Florida and Texas nursing home markets.

In 2002 we continued to pursue census development as our number one U.S. business priority - and we delivered. It was the story of the year for Extendicare Health Services, Inc. (EHSI).

Medicare census improved 200 basis points on a same-facility basis from 11.4% of our U.S. nursing home census in 2001 to 13.4% in 2002. EHSI's nursing home occupancy climbed to 91.2% in the fourth quarter and averaged 90.3% for the year as a whole. Our assisted living occupancy rose 70 basis points to 83.8%.

We will continue to focus on the top line, driving revenue through census growth.

REDUCED TURNOVER AND RELIANCE ON AGENCIES

Although finding employees remains an industry-wide challenge, particularly in the United States, availability improved somewhat in 2002 and we reduced turnover. We are intensifying efforts to enhance recruitment and retention - as we continually raise the bar for staff performance.

In 2002 we sharply decreased expenditures for high-cost agency help. Since nursing home labour and labour-related spending account for about 70% of EHSI's total costs, this was an important achievement.

CHALLENGES AND OPPORTUNITIES

EHSI and other long-term care providers face ongoing challenges due to political and regulatory decisions in the United States. We are disappointed that Congress has failed to extend certain funding for Medicare beneficiaries in skilled nursing facilities. We are also concerned that many states are considering freezes on Medicaid spending this year to address overall budgetary shortfalls. However, we are pleased to see positive momentum in some states and in comments by President Bush toward addressing resident care liability costs through tort reform.

Despite challenges, there are attractive opportunities for EHSI. In late 2002 we approved a plan to build additions to seven of our facilities, representing assisted living, independent living and skilled nursing beds in Wisconsin, Kentucky and Pennsylvania. Work on the additions should be completed in 2004.

We will continue to grow by building on the services we offer within the long-term care industry. For instance, Virtual Care Provider, Inc. (VCP), our U.S. information technology subsidiary, hosts application software for smaller organizations across North America, while meeting all of our U.S. information technology needs. VCP added new business in 2002, its second full year of operation, and we expect more growth in 2003.

10 extendicare 2002 annual report

In the U.S., Partners Health Group and Fiscal Services Group provide management and consulting services, including specialized accounting services, to an expanding roster of long-term care providers.

Early in 2003, we secured additional long-term contracts to supply accounting and information technology services to 18 facilities representing 2,500 beds operated by Senior Health Management, LLC.

CANADA: IMPRESSIVE EARNINGS DRIVEN BY ONTARIO

Extendicare (Canada) Inc. (ECI) provides a competitive advantage to our Company as a whole - one that U.S. long-term care operators cannot duplicate. It represents incremental earnings when our American operations are strong and moderates the impact of downturns in the U.S. business environment.

Last year, we enjoyed impressive earnings from our Canadian nursing, retirement and managed care operations. We also maintained occupancy levels of better than 98%, excluding newly opened buildings.

In Ontario, ECI's largest and most prosperous market, we are growing our business by more than 1,300 ECI-owned beds over a four-year period, as part of the Province's initiative to increase access to long-term care. Our new Ontario nursing homes are filling up according to plan.

As the building of new nursing homes in Ontario intensifies, many public operators are turning to us for help. The number of ECI-managed facilities soared to 27 at year-end 2002, with nearly 4,000 residents, up from 10 facilities with fewer than 1,000 residents at the beginning of the year - and we have management contracts in place for facilities currently under development.

By year-end, approximately two-thirds of the 20,000 new long-term care beds promised for Ontario will be in place. We will draw on our excellent U.S. marketing experience to expand our leading position in Canadian long-term care.

HOME HEALTH CARE OPPORTUNITY

In 2002 we announced that we would leave the British Columbia home health care market by March 31, 2003 due to adverse business conditions in the Province.

Home health care providers in Ontario continued to feel the impact of spending constraints by the Community Care Access Centres (CCAC) that contract for their services. We expect that CCAC spending will increase in 2003 and we remain optimistic about our business potential in Ontario. Both the federal and Ontario governments are philosophically committed to home care.

Debate about how to manage the health care system remains impassioned in both Canada and the U.S. In Canada, major reports prepared in 2002 under the leadership of Senator Michael Kirby and former Saskatchewan Premier Roy Romanow both call for more home care.

LONG-TERM OUTLOOK IS GOOD

The long-term prospects for our industry are good because of promising demographics. Politicians on both sides of the border acknowledge the necessity of the services we provide.

In relation to the industry, Extendicare is well positioned to weather the challenges of the current climate, and react quickly and positively to changing economic circumstances. Unlike many others in the sector, Extendicare owns more than 92% of its properties, and has purchase options on another 5%. Ownership increases our agility in making operating decisions and improves our ability to control costs, while our competitors are subject to escalating lease payments. Based on current market values, we also have substantial unrecorded value in fixed assets relative to their book value of $1.0 billion.

We anticipate that Extendicare Inc. will report positive financial results in 2003 - even if the U.S. Medicare cutbacks of September 30, 2002 are not restored. However, other negative funding decisions with respect to U.S. Medicare or Medicaid, or changes in our litigation experience, could create further earnings pressure.

Our Canadian business should benefit from new nursing beds, more management contracts and higher volumes and margins from ParaMed - enhancing the results of our Company as a whole.

                                                      message to shareholders 11

MANAGING RISK

Extendicare has a well-established track record of identifying early warning signs, developing strategies to manage risks and taking decisive action well ahead of the competition.

Several years ago we began accruing for resident care liability costs at a significantly higher level than our competitors. Subsequent events demonstrated that we were right.

While the magnitude and unpredictability of resident care liability claims remains an industry issue, an independent actuarial review and audit of our 2002 accrual for self-insured liabilities confirmed that we were adequately reserved at year-end.

We articulated a plan to leave unduly litigious states before other large long-term care companies and we were successful. Our comparatively early exit enabled us to make our departure on better financial terms.

In 2002, in order to simplify and extend the maturity of our debt structure, we were proactive in refinancing our U.S. senior credit facility early. EHSI sold US$150 million principal amount of Senior Notes due 2010, which have been accepted for registration by the U.S. Securities and Exchange Commission. EHSI also established a new five-year, US$105 million senior secured revolving credit facility.

The Notes increase the average life of EHSI's total debt from 4.5 years to seven years and, together with our new bank credit facility, enhance our financial flexibility.

In 1999, substantially all of Crown Life's insurance business was sold or indemnity reinsured to The Canada Life Assurance Company. The final settlement of the transaction with Canada Life is expected to occur in January 2004. Extendicare's 34.8% equity interest in Crown Life Insurance Company is unencumbered by debt, and we are confident that we will realize our $121.5 million carrying value subsequent to the January closing.

Our confidence in the investment potential of our Company is reflected in the repurchase and cancellation since 1999 of 6.1 million Subordinate and Multiple Voting Shares at a cost of $25.4 million ($4.13 per share) under the terms of normal course issuer bids.

Our actions and our reputation as an astute operator speak loud and clear about our competitive leadership. The sharp upturn in our financial results last year indicates that we've done the right things to build value for our shareholders.

We continue to believe in the viability of our strategies - ensuring quality care, improving the profitability of our assets by driving revenue and controlling costs, reducing risk, diversifying within long-term care, and strengthening management. We are confident of our ability to maximize Extendicare's potential over the long term.

On behalf of the Board of Directors, I want to thank our patients and residents, employees, partners, and shareholders, for giving us their trust. Justifying your faith is what managing Extendicare is all about.

Mel Rhinelander (signed)

President and Chief Executive Officer

12 extendicare 2002 annual report

CORPORATE GOVERNANCE

Extendicare believes that good corporate governance is good business.

As providers of long-term care, we are particularly aware of the value of trust and transparency. That is why Extendicare has been committed always to the principles of disclosure and a strong, independent Board.

Our governance practices generally comply with current New York Stock Exchange standards and proposed amendments, and they meet or exceed the Toronto Stock Exchange's Corporate Governance Guidelines. Our Board and Committee members operate under Charters that clearly define their roles and responsibilities. These include:

Stewardship - Extendicare's Board oversees the management of the Company, reviews and approves long-term corporate strategy, and ensures that management works to maximize shareholder value in a way that is consistent with good corporate citizenship.

The Board also appoints and evaluates the performance of the Chief Executive Officer (CEO).

Independence - The majority of our Directors, 12 out of 13, are independent of management and free from any interests or relationships - other than those arising from shareholding - that could materially interfere with their ability to act in the Company's best interests. By virtue of his role, the CEO is the only Board member not independent of management.

The roles of our CEO and Board Chairman are separate, and each Board Committee is made up of only independent directors.

Effectiveness - People are appointed to the Extendicare Board based on their ability to make an effective contribution. This is reflected in the Audit
Committee: all six members are financially literate, and three, by virtue of education and professional experience, can be considered financial experts.

[PICTURE]

[CAPTION]

[Board members followed up their formal meetings in February 2003 with a visit to Extendicare Brampton, a recently opened long-term care centre in Brampton, Ontario. Pictured here in the residents' Country Kitchen are (from left to right): George Fierheller; Derek Buntain; David Hennigar, Chairman; Frederick Ladly, Deputy Chairman; Dr. Seth Goldsmith; David Dunlap; Alvin Libin; and Mel Rhinelander, President and CEO.]

                                                         corporate governance 13


Accountability - The Board operates under a Business Conduct policy, formalized in 1997, that addresses conflicts of interest, confidentiality, protection of Company assets, fair dealing and compliance with laws, rules and regulations. Each Director, officer and employee of Extendicare signs the Business Conduct policy, which can be found on our Website.

As required by the U.S. Securities and Exchange Commission, the Chief Executive Officer and the Chief Financial Officer certify Extendicare's consolidated financial statements and related disclosure materials.

Our Board believes that its role extends beyond our Corporate Office. Consequently, Board meetings are regularly combined with facility visits so that Directors can enhance their knowledge of operations and interact directly with employees and residents.

As a result of the corporate and financial scandals of 2000 and 2001, corporate governance is now the object of intense scrutiny. And while some of this interest in governance is new, our belief in openness and accountability is not. Extendicare's commitment to trust and transparency, to providing quality services while building shareholder value, is well established and enduring.

Additional details of Extendicare's corporate governance, as well as information on the Board and its Committees, can be found in the Management Information and Proxy Circular.

[PICTURE]

14 extendicare 2002 annual report

OPERATIONS OVERVIEW

UNITED STATES OPERATIONS

United States operations accounted for 73% of Extendicare Inc.'s total revenue in 2002. Nursing care is our largest business - and higher occupancy triggered much stronger results from Extendicare Health Services, Inc. (EHSI).

Our average daily nursing home occupancy, on a same-facility basis, rose to 90.3% last year from 87.8% in 2001.

Our U.S. operations are oriented to meeting the complex medical needs of patients. About 75% of those who stay in our facilities eventually improve and are discharged.

In our industry, financial and clinical performance are closely linked. Ensuring that each patient gets exactly the level and amount of care needed - while meticulously documenting, demonstrating and reporting the services provided - is the key to both patient recovery and accurate reimbursement. We have introduced measures to ensure that EHSI has very strong protocols in place to accomplish these goals.

The adoption of a new marketing and action plan to improve occupancy was crucial to our success. We established processes for standardizing admission protocols and streamlining admitting procedures.

We also increased occupancy by working hard to intensify and broaden relationships with physicians and hospital discharge planners. Our new protocols have made us a better business partner for the hospitals and doctors by providing effective plans and analyses that simplify their decision-making process.

We aim to be efficient business partners for our referral sources and effective care partners for our patients.

Our marketing efforts are directed primarily at subacute, medically complex patients who require rehabilitation services that make up more than 90% of our admissions. Typically these patients are covered by Medicare or private insurance, which represent higher reimbursement levels.

Our skilled nursing facilities are surveyed annually to verify their conformity with federal and state regulations. EHSI's compliance levels remained excellent in 2002 - well above industry averages.

In late 2002 we rolled out our HealthTrac program, which gives each patient entering our nursing facilities an outline of specific services to be provided and expected timelines for recovery.

We are always looking for new ways to enhance the nursing home experience. In 2002 we strengthened employee/patient relationships by beginning to require nursing home management to work non-traditional hours and spend more time talking to families and employees.

Most of EHSI's facilities are located in smaller urban locations where we can establish a strong reputation as a community-oriented long-term care provider, closely linked to other health care resources.

We will continue our efforts to control costs and to streamline our portfolio by adding or divesting facilities on an opportunistic basis.

The use of agency staff makes it harder to provide consistent quality care and increases costs. EHSI reduced agency costs by almost 50% in 2002. Three-quarters of nursing facilities were agency free at December 31 and EHSI expects to increase this percentage in 2003.

                                                          operations overview 15

In May 2002, we sold seven leased nursing homes in Florida for proceeds of US$28.6 million. The purchaser had operated these facilities under a lease agreement since January 2001.

In October 2002, EHSI exercised its right to acquire seven nursing homes in Ohio and Indiana with more than 900 licensed beds for US$17.9 million. EHSI had operated the facilities under a lease agreement since 1980.

In 2003 and 2004, EHSI will build seven facility additions in three states. We are adding assisted and independent living beds to offer long-term care across a broad spectrum of needs.

Assisted living occupancy rose to 83.8% in 2002 and we anticipate further improvement in 2003. Occupancy rose during each quarter last year and reached 86.1% in the fourth quarter. We have introduced systems that encourage our nursing homes and assisted living facilities to work more closely together in their marketing efforts.

Outpatient rehabilitation clinics are another source of potential growth. ProStep has 22 freestanding therapy clinics in four states, with long-range plans to open more.

We provide several options for long-term care operators to decrease their administrative costs. Among these are full management services from our Partners Health Group, accounting services from our Fiscal Services Group and information technology and hosting services from Virtual Care Provider, Inc. (VCP), which is also responsible for all software development and support services for EHSI.

At year-end 2002, our Partners Health and Fiscal Services groups had management or consulting contracts with facilities serving more than 6,600 residents, up from 5,800 one year ago.

VCP's external revenues doubled in 2002 - its second full year of operation - due mainly to new business.

Management and consulting provide high margins by allowing us to sell our brainpower without requiring the use of our capital. Our plans involve developing a coordinated approach to marketing opportunities for all of our management and consulting services.

EHSI's key strategies in 2003 include increasing our efforts to raise overall and Medicare census and enhance resident care.

CANADIAN OPERATIONS

In 2002, Canadian operations represented 27% of Extendicare Inc.'s revenue. Our nursing home business posted excellent results as Extendicare (Canada) Inc.
(ECI) focused on its first major construction program in more than a decade. This four-year program will have increased our presence in the Ontario long-term care market by 26% once all of the new buildings are open in 2004.

Last year we opened new nursing homes in Cobourg and Hamilton. All of the new homes that had been opened by year-end 2002 - including two assisted living wings - achieved full occupancy.

Early in 2003 we started up new facilities in Toronto and Mississauga. In addition, new homes will open later this year in Halton Hills and the Windsor area, bringing Extendicare's long-term care beds in Ontario to more than 8,600. The final new facility for our current construction program will be completed next year in Port Hope.

Nursing home occupancy - excluding the new build program - improved slightly in 2002 from already near capacity levels. In order to compete strongly with new homes, we have developed niche programs in our facilities to meet locally identified needs. These include French language services, intravenous treatments and short stay programs.

16 extendicare 2002 annual report

Canadian nursing homes accounted for 18% of Extendicare Inc.'s total revenue in 2002. All ECI facilities are in full compliance with provincial and regional health authority requirements and are accredited by a non-profit national council of senior, independent health care professionals.

ECI has established a reputation as a skilled manager and operator of facilities for third-party owners. The nursing home portfolio that we manage for other owners is one of the largest in Canada.

In August 2002, we were appointed by the Ontario Ministry of Health and Long-Term Care to manage a nursing home in Oakville, when the previous operator's license was revoked.

In November 2002, Ernst & Young Inc., acting as a trustee in bankruptcy, appointed ECI to manage 14 nursing and retirement facilities with nearly 2,200 beds in southern Ontario.

Last year we began managing the West Park Healthcare Centre in Toronto and the Southlake Residential Care Village in Newmarket. Southlake will be redeveloped with our help and remain under ECI management.

We are developing a facility in Oakville for the Halton Healthcare Services Corporation - and we will manage this nursing home when it opens in 2003. We have similar agreements with the District Municipality of Muskoka and the Toronto Rehabilitation Institute, which are scheduled to open their new facilities in 2004.

In western Canada, we added management contracts for three homes last year, totalling more than 300 beds in Manitoba.

ParaMed - Canada's largest private home health care company - accounted for 8% of Extendicare Inc.'s total revenue in 2002. Hours of service fell to 5.4 million from 6.9 million in 2001. In Ontario, our main market, reduced spending by the Community Care Access Centres (CCAC) that contract for services affected all providers. Given the cost-efficiency of home care, we expect Ontario to increase funding in 2003.

ParaMed has a very consistent record of achievement when bidding on new business and steadily enhances its industry leadership. In early 2003, we introduced Outcome Based Care - establishing goals at the outset of each patient's care and monitoring progress throughout treatment. This program promotes quality care and strengthens relationships with CCACs and Regional Health Authorities.

We are winding down ParaMed's relatively small British Columbia business by March 31, 2003 as funding levels and hours of service in the Province continue to soften, with no government remedy in sight. ParaMed's Vancouver operations were sold in January 2003 to another service provider and our remaining B.C. contracts will revert to the Regional Health Authorities.

The federal government appears committed to home care as a means of improving the health care system. ParaMed is well positioned to benefit from any increase in home care funding.

ECI continues to enjoy great success in attracting skilled employees and has low levels of staff turnover. In 2003, our focus will include maintaining high occupancy in our nursing homes, completing our building program, adding new management and consulting contracts and increasing ParaMed's business volumes.

                                         management's discussion and analysis 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to "Extendicare" or the "Company" means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

In the United States, the Company's wholly owned subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operate long-term care and assisted living facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company's wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operate nursing and retirement centres in five provinces, and also manage a chronic care hospital unit in Ontario. ECI is a major provider of home health care through its ParaMed Home Health Care division.

At December 31, 2002, Extendicare, through its subsidiaries, operated 277 facilities with capacity for 29,175 residents (December 31, 2001: 261 facilities with capacity for 26,339 residents). The table on the inside back cover of this Annual Report details the facilities and resident capacity by area. The Company has a significant presence (more than 10% of total facilities) in three states - Pennsylvania, Wisconsin and Ohio - as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company's average occupancy levels for 2002, 2001, and 2000 were 92.0%, 90.0%, and 89.9%, respectively.

UNITED STATES REVENUE

The majority of the Company's operations are in the United States, where 73% of revenue was earned in 2002 and 2001. EHSI receives payment for its services and products from various federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.

The following table sets forth EHSI's percentage of total revenue from Medicare, Medicaid and private pay sources:

                       2002      2001      2000
------------------------------------------------
Medicare               25.7%     23.8%     24.5%
Medicaid               49.8      50.9      50.8
Private pay            24.5      25.3      24.7
-----------------------------------------------

Legislative Actions Affecting U.S. Revenue

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fell into two categories. The first was "Legislative Add-ons", which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III
(RUGs) rate and a 4% base adjustment. The second category was "RUGs Refinements", which involved an initial 20% add-on for 15 RUGs categories identified as having high intensity, non-therapy ancillary services. The 20% add-on from three RUGs categories was subsequently redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each.

18 extendicare 2002 annual report


[PIE CHART]

                            EHSI Percentage of Total 2002
                               Revenue by Payor Source
Medicare                               25.7%
Private pay                            24.5%
Medicaid                               49.8%

[DESCRIPTION OF PIE CHART]

[The Company's earnings are highly contingent on government funding. For instance, over 75% of EHSI's services and products are paid for by various federal (Medicare) and state (Medicaid) assistance programs. Limitations on Medicare and Medicaid reimbursement for health care services are continually proposed.]

The Legislative Add-ons expired on September 30, 2002 and EHSI's Medicare funding has been reduced. Based upon the Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received, on average, US$31.22 per patient day related to the Legislative Add-ons. The loss of this funding was partially offset by a 2.6% inflationary increase ("market basket increase") in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes in the fourth quarter of 2002 was a net decline in EHSI's average rate of US$23.64 per patient day, which based upon the Medicare case mix and patient days for the year ended December 31, 2002, amounts to lower annualized revenue of approximately $23.0 million (US$14.7 million) going forward.

On April 23, 2002 the Centers for Medicare and Medicaid Services (CMS) announced that it would delay the refinement of the RUGs categories, thereby extending related funding enhancements for at least one year to September 30, 2003. In the February 2003 budget, President Bush proposed additional funding to extend the RUGs Refinements to September 30, 2004. Although the budget has not been passed, CMS has stated its agreement with extending the RUGs Refinements to September 30, 2004. EHSI estimates that it received, on average, US$24.40 per patient day in 2002 related to the RUGs Refinements. Based upon the Medicare case mix and patient days for the year ended December 31, 2002, this amounts to annualized revenue of approximately $23.8 million (US$15.1 million) going forward. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

In the February 2003 budget, President Bush proposed plans for reductions in the annual market basket increase for skilled nursing facilities, effective from October 1, 2003 to October 1, 2007. If this budget is passed, it will mean reductions in the annual market basket increase for the industry of US$60 million beginning October 2003; US$140 million beginning October 2004; US$240 million beginning October 2005; US$350 million beginning October 2006; and US$470 million beginning October 2007.

In January 2003, CMS announced that a moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, would be extended until July 1, 2003. While the impact of a payment cap cannot be reasonably estimated based on the information available at this time, it would reduce EHSI's therapy revenue.

In February 2003, CMS announced a plan to reduce reimbursement levels for uncollectible Part A co-insurance. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to 90% beginning October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this plan be implemented, the impact on net earnings would be $1.6 million (US$1.0 million).

                                         management's discussion and analysis 19

CANADIAN REVENUE

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI's largest market for both its long-term care and home health care services. It represented just over 70% of ECI's total revenue in 2002. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or "envelopes", for services such as nursing, programs, food and accommodation. ECI receives a fixed amount per resident day for accommodation and may retain any excess over costs incurred. With respect to the remaining envelopes, any deviation in actual costs from scheduled rates is either incurred by ECI (if costs exceed rates) or is returned to the government (if costs are below rates). ECI's home health care operations receive 90% of their revenue from contracts tendered by locally administered provincial agencies. Funding received by ECI from the Ontario government represented revenue of $228.2 million in 2002, $229.6 million in 2001 and $273.6 million in 2000.

Ontario Long-term Care Funding

On July 31, 2002, the Government of Ontario announced a funding increase of $100 million to enhance the delivery of nursing and personal care services. Effective August 1, 2002, Ontario long-term care providers received a funding increase of $7.20 per resident per day, based on a case mix index of 100. The increase included $6.33 of flow-through funding for enhanced resident care through additional nursing staff and other measures. Accordingly, while this portion of the funding increased ECI's revenues, it did not affect earnings levels. The remaining increase of $0.87 will improve earnings to the extent that it is not offset by increased nursing home operating costs. Based on the level of ECI's Ontario operations at the end of 2002 (approximately 1.6 million resident days per year), the increase represents additional annual revenue of about $11.5 million going forward, including approximately $10 million for incremental nursing staff and related costs.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For a full discussion of the Company's accounting policies as required by GAAP, see the accompanying notes to Extendicare's December 31, 2002 audited consolidated financial statements. The policies discussed below are considered to be critical to an understanding of the Company's financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are also described below.

U.S. Nursing Facility Revenue Recognition and Accounts Receivable

More than 75% of EHSI's revenues are derived from services provided under various federal or state medical assistance programs. Revenues are recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Estimation differences between final settlements and amounts recorded in previous years are reported as adjustments to revenues in the period such settlements are determined. Due to the complexity of laws and regulations governing U.S. federal and state reimbursement programs, there is a possibility that recorded estimates may change by a material amount.

The Company records receivables at the net realizable value expected to be received from U.S. federal and state reimbursement programs, other third-party payors or individual residents. The Company also estimates which receivables may be collected within one year and reflects those not expected to be collected within one year as non-current. Management continually monitors and adjusts the allowances associated with these receivables. Allowances for bad debts from other third-party payors or from individual patients are recorded based upon a specific assessment of an account's collection risk and the Company's historical experience by payor type. If circumstances change, for instance due to economic downturn, resulting in higher than expected defaults or denials, management's estimates of the recoverability of receivables could be reduced by a material amount.

The Company's Canadian operations are not subject to similar risks associated with the collection of accounts receivable, due to differences in the government funding structures for the services provided. Therefore, 93% of the Company's allowance for current accounts receivable is associated with its U.S. operations. The associated allowance for doubtful accounts totalled $16.2 million and $24.5 million at December 31, 2002 and 2001, respectively. The allowance for doubtful accounts for non-current accounts receivable totalled $24.3 million and $24.6 million at December 31, 2002 and 2001, respectively.

20 extendicare 2002 annual report

Prior to the implementation of the U.S. Medicare Prospective Payment System in 1999, Medicare was a cost-based reimbursement program. In the ordinary course of business, the Company continues to have discussions with the fiscal intermediary regarding the treatment of various items related to prior years' cost reports. Normally, disputes are resolved in the audit process; however, general provisions are recorded for disagreements that require settlement through a formal appeal process.

Valuation of Assets and Asset Impairment

The Company records property and equipment at cost less accumulated depreciation and amortization. These assets are depreciated and amortized using a straight-line method based upon the estimated lives of the assets. Goodwill represents the cost of the acquired net assets in excess of their fair market values. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA), Handbook Section 3062 "Goodwill and Other Intangible Assets", and no longer amortizes goodwill and intangible assets with indefinite useful lives, which previously were amortized using a straight-line method over a period of no more than 40 years. Instead, management tests for impairment at least annually. Other intangible assets, consisting of the cost of leasehold rights, are deferred and amortized over the term of the lease, including renewal options. The Company periodically assesses the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based on estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic and regulatory factors.

A substantial change in estimated future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment. In response to the implementation of the Medicare Prospective Payment System, increased litigation, insurance costs in certain states and increased operating costs resulting from changes in legislation and regulatory scrutiny, the Company has focused over the past several years on divesting underperforming nursing and assisted living facilities and non-core health care assets. As detailed in note 2 to the audited consolidated financial statements, loss from asset disposals, impairment and other items totalled $6.7 million, $50.1 million and $42.7 million in 2002, 2001 and 2000, respectively.

Self-insured Liabilities

Insurance coverage for resident care liability and other risks has become increasingly difficult to obtain. The Company self-insures for certain risks related to general and professional liability, auto liability, health benefits, employers' liability and workers' compensation. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of its business, historical experiences, availability and industry standards.

The Company accrues for self-insured liabilities based on past trends and information received from an independent actuary. Management regularly evaluates the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. General and professional liability claims are the most volatile and significant of the risks that the Company self-insures. Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. These include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in the level of retained risk and other significant assumptions that underlie the Company's estimates could have a material effect on the future carrying value of the self-insured liabilities. For example, the Company has experienced adverse claims development. Consequently, as of January 1, 2000, the Company's per claim retained risk increased significantly for general and professional liability coverage, mainly due to the level of risk associated with the Florida and Texas operations. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida and EHSI exited the Texas nursing home market on October 1, 2001. However, in 2001, as a result of the increase in frequency and severity of claims, the Company recorded a provision of $27.0 million for resident care liability related to the ceased Florida operations. This charge was reported as part of the loss from asset disposals, impairment and other items, as detailed in note 2 to the audited consolidated financial statements. As indicated on the cash flow statement, the Company has increased its accrual for potential resident care liability claims in 2002, 2001 and 2000 by $14.7 million, $65.5 million and $75.0 million, respectively. At December 31, 2002, the Company's accrual for self-insured general and professional liabilities totalled $137.0 million, compared to $174.2 million at the beginning of the year.

                                         management's discussion and analysis 21

Future Tax Assets and Liabilities

Future tax assets and liabilities reflect the expected future tax consequences attributed to differences between the financial reporting and tax bases of assets and liabilities. Future tax assets and liabilities are measured using tax rates (enacted or substantially enacted at the balance sheet date) anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is established based upon management's estimate of whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets depends on the generation of taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies. The Company's valuation allowance for future tax assets totalled $54.6 million and $58.9 million at December 31, 2002 and 2001, respectively.

SIGNIFICANT EVENTS IN 2002 AND 2001

Issuance of Senior Notes

On June 28, 2002, EHSI completed a private placement of US$150 million of its 9.5% Senior Notes due July 1, 2010 (the "Senior Notes"), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003, EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI.

EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $13.1 million (US$8.3 million) of related fees and expenses, retire $206.0 million of debt (US$130.8 million, consisting of US$124.5 million outstanding under its previous credit facility and US$6.3 million of other debt), and for general corporate purposes.

EHSI had hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25.0 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount and other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the earnings statement as part of the loss from asset disposals, impairment and other items.

Acquisitions

In October 2002, EHSI exercised its right to acquire three skilled nursing facilities in Ohio and four skilled nursing facilities in Indiana that it had previously leased, for an aggregate purchase price of $28.2 million (US$17.9 million). The purchase price included cash of US$7.4 million and a US$10.5 million, 10-year note, which bears interest at a rate to be determined by arbitration (currently being accrued at 10.5%).

Construction

As a result of new beds awarded in 1998 by the Government of Ontario, ECI has opened eight new facilities with capacity for 1,101 residents. This total includes 905 new long-term care beds, 120 beds transferred from existing ECI facilities, and 76 assisted living units. Four of the facilities opened during 2001, two in 2002, and the remaining two in February 2003. In an agreement finalized in February 2001, ECI obtained from Borealis Long-Term Care Facilities Inc., a wholly owned subsidiary of the Ontario Municipal Employees Retirement System, financing of $125.4 million to build the eight new facilities. ECI is operating the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%.

During 2001, ECI was awarded a further 256 long-term care beds for two new nursing homes under the Ontario program. In addition, ECI is awaiting approval for the transfer of 96 long-term care beds that had been awarded to the Halton Healthcare Services Corporation and plans to use these beds, together with 34 existing beds, to develop a new 130-bed facility. ECI is in the process of securing financing for these projects.

The Ontario Government is funding a portion of the construction costs over a 20-year period. Approximately $101.0 million will be received by ECI for the new long-term care beds and certain redeveloped ECI beds. As each facility opens, a receivable is recorded and offset against the cost of construction, based on applying a discount rate equivalent to the yield on a 20-year Ontario Government bond. At December 31, 2002, ECI has recorded $28.1 million in notes related to the six opened facilities, discounted using rates in the range of 6.2% to 6.5%.

22 extendicare 2002 annual report

[BAR CHART]

                            Canadian Operations
Year                         Resident Capacity
00                                 7,632
01                                 7,937
02                                10,906

[DESCRIPTION OF BAR CHART]

[At the end of 2002, ECI operated 80 facilities in Canada, with capacity for 10,906 residents. The majority of its business is in Ontario, where significant growth has resulted from additional management contracts and the opening of new homes.]

Other

During 2002, Extendicare received cash dividends of $22.0 million from Crown Life Insurance Company (2001 - $22.6 million). Dividends from Crown Life are at the discretion of its board of directors, and it is not expected that any further dividends will be received until 2004, when Crown Life finalizes its sale agreement with The Canada Life Assurance Company, as described in note 7 to the audited consolidated financial statements.

During 2002, under the terms of normal course issuer bids, the Company purchased and cancelled 1,685,200 Subordinate and Multiple Voting shares at a cost of $8.1 million. During 2001, the Company purchased and cancelled 1,969,500 Subordinate and Multiple Voting shares at a cost of $9.8 million.

The current bid, filed in November 2002, is for the purchase and cancellation of up to 4,700,000 Subordinate Voting Shares, 620,000 Multiple Voting Shares and 38,200 Class II Preferred Shares, Series 1. As at February 20, 2003, cumulative purchases for cancellation of 20,000 Subordinate Voting Shares have been made under the current bid, which expires on November 26, 2003.

As of December 2002, EHSI is pursuing settlement of a number of outstanding Medicaid and Medicare receivables. Due to the length of the settlement process, some of those receivables are not expected to be collected within one year and, as a result, are classified as long-term other assets. For one specific issue involving the allocation of overhead costs totalling US$14.8 million, the first of three specific claim years was presented to the Provider Reimbursement Review Board (PRRB) on January 30, 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim, and subsequently an administrative resolution was signed by the fiscal intermediary and EHSI to settle the amount, which will be determined later in 2003. For another specific issue involving a staffing cost matter totalling US$7.3 million, the first of seven specific claim years was settled prior to the PRRB hearing, and agreement has been reached with the fiscal intermediary to continue to negotiate the remaining years in dispute. No adjustment to the amounts recorded at December 31, 2002 is determinable at this time. Further negotiations on the remaining years under appeal are to occur during 2003 and until negotiations are concluded on a majority of the remaining claim years in dispute, no adjustment to the amounts receivable can be determined. At December 31, 2002, the Company had $97.3 million (US$61.7 million) of gross Medicare and Medicaid settlement receivables, with a related allowance for doubtful accounts of $24.3 million (US$15.4 million). The net receivable represents the Company's estimate of the amount collectible on Medicare and Medicaid prior period cost reports.

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI's nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that other claims will not be made with respect to the agreement.

                                         management's discussion and analysis 23

Loss from Asset Disposals, Impairment and Other Items

Significant factors that affected the Company during the past few years included changes in legislation, changes in the insurance marketplace and the implementation of the Medicare Prospective Payment System. In response, management identified assets that were either underperforming or not strategic to its operations. This resulted in a number of dispositions and the sale or lease of all of EHSI's nursing home operations in the states of Florida and Texas. The ceasing of nursing home operations in Florida and Texas limits the Company's future exposure to litigation claims, which have been prevalent in these states. Proceeds from the sale of assets have been used primarily to reduce long-term debt, which improved the Company's leverage and lowered interest costs.

2002 Dispositions

On May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $45.0 million (US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million of 8.5%, five-year notes). This transaction, together with a deferred gain from the April 2001 transaction with Tandem, discussed below, resulted in a pre-tax gain of $6.2 million. EHSI applied US$12.4 million of the net proceeds to reduce its bank debt.

2001 Dispositions

EHSI effectively ceased nursing operations in Texas by leasing and subleasing 17 nursing homes (1,421 beds) to Senior Health Properties - Texas, Inc. On October 1, 2001 Senior Health began operating these nursing homes based on five-year leases on four facilities owned by EHSI, and 13 subleases. Senior Health will operate the subleased facilities for their remaining lease terms. One lease expired on October 31, 2001 and the owner of the property assumed operation of the facility. The other 12 leases expire in February 2012. Senior Health has the right of first refusal with respect to any offer to purchase any of the four EHSI-owned facilities.

In April 2001, Tandem Health Care, Inc. exercised its option to purchase from EHSI two leased Florida facilities for gross proceeds of $17.5 million (US$11.4 million, consisting of: cash of US$7.0 million; US$2.5 million of 8.5%, five-year notes; and US$1.9 million of 9% cumulative preferred shares, mandatorily redeemable after five years). The resulting pre-tax gain of $3.3 million was deferred until May 2002, as it was dependent on the exercise of some or all of the remaining purchase options held by Tandem. The net cash proceeds of the transaction were $10.6 million (US$6.9 million), and $6.2 million (US$4.0 million) was applied to EHSI term bank debt.

In December 2001, ECI sold its investment in Accident Injury Management Clinics Inc. (AIM), a rehabilitative therapy business operating in Ontario, resulting in a gain of $1.1 million. Proceeds of $3.5 million from the sale consisted of cash of $2.2 million and notes receivable of $1.3 million at 6%, maturing in 2005.

Other Items

On an ongoing basis, the Company reviews the levels of its overall reserves for losses related to EHSI's Florida and Texas operations, which reserves were initially established when management decided to exit these states. As a result of events that became known to management in 2002, EHSI increased its reserves by $8.3 million related to cost report settlement issues, and settlement claims with suppliers and employees. During 2001, the Company recorded provisions of $20.3 million for the closure of facilities and for previously ceased operations in the United States.

In November 2002, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business by March 31, 2003. ParaMed Home Health Care Services operates five offices in B.C. In 2002, these operations provided 751,000 hours of service (2001 - 870,000), generated revenue of $25.9 million (2001 - $26.5 million) and contributed approximately $0.4 million (2001 - $0.4 million) to net earnings on an after-tax basis, excluding an allocation of corporate office costs. ParaMed's B.C. operations contributed $0.7 million to earnings before interest, taxes, depreciation, amortization and loss from asset disposals, impairment and other items (EBITDA), excluding an allocation of corporate office costs, in each of 2002 and 2001. ECI has accrued exit costs of $1.6 million, consisting of $1.1 million for labour related expenses and $0.5 million for operating lease penalties and other costs.

24 extendicare 2002 annual report

ECI recorded a reduction of $1.5 million in the 2002 fourth quarter for labour related provisions that were no longer required.

The Company must record a provision for asset impairment when indicators of impairment are present and the undiscounted cash flows do not appear to be sufficient to recover the assets' carrying amounts. Accordingly, the Company recorded provisions of $2.6 million in 2001 related to asset impairment. In addition, the Company recorded a $27.0 million provision for adverse development of prior years' general and professional liability costs (resident care liability costs) related to ceased Florida operations.

Components of Loss from Asset Disposals, Impairment and Other Items

                                                                                                 2002     2001
---------------------------------------------------------------------------------------------------------------
                                                                          NET          NET       LOSS     Loss
(millions of dollars)                                                   PROCEEDS   BOOK VALUE   (GAIN)   (Gain)
---------------------------------------------------------------------------------------------------------------
Loss (gain) from dispositions
  United States nursing facilities                                       40.1        33.9       (6.2)        -
  Canada rehabilitative therapy services                                                           -      (1.1)
Provision for closure, exit costs and loss on disposals
  United States facilities                                                                       8.3      20.3
  Canada home health care B.C. operations                                                        1.6         -
  Canada reduction of labour related provisions                                                 (1.5)        -
Write-off of deferred financing costs                                                            4.5         -
Provision for impairment of assets                                                                 -       2.6
Provision for adverse development of resident care liability costs                                 -      27.0
Other                                                                                              -       1.3
--------------------------------------------------------------------------------------------------------------
                                                                                                 6.7      50.1
==============================================================================================================

RESULTS OF OPERATIONS

The table on the next page presents the Company's quarterly financial results as reported, in addition to supplemental information to assist the reader in better understanding the quarterly trend in results and the discussion of year-over-year comparisons that follows. The Company has presented both EBITDA and health care results before certain items. The Company reported separately a loss from asset disposals, impairment and other items of $6.7 million in 2002 and $50.1 million in 2001. On an after-tax basis, these items represented a loss of $3.9 million ($0.05 loss per share) and $35.5 million ($0.49 loss per share), respectively. In addition, the 2001 quarterly results described in the table report separately a third quarter charge to operating expense, which management has identified as a significant item of a non-recurring nature affecting the quarterly trend and comparability of results. In the third quarter of 2001, the Company recorded a provision for prior years' resident care liability costs of $11.5 million, or $7.9 million on an after-tax basis ($0.11 loss per share).

                                         management's discussion and analysis 25

QUARTERLY FINANCIAL AND SUPPLEMENTAL INFORMATION
Year ended December 31, 2002 (1)

(unaudited) (thousands of dollars except per share amounts)              1st       2nd        3rd        4th        Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                432,023   429,847    443,079    450,725    1,755,674
===========================================================================================================================
EBITDA (2)                                                              38,920    42,514     42,980     35,927      160,341
===========================================================================================================================
Earnings from health care before undernoted                              2,952     5,292      6,027        997       15,268
Loss from asset disposals and other items, net of tax                        -    (3,786)         -        (68)      (3,854)
---------------------------------------------------------------------------------------------------------------------------
Earnings from health care                                                2,952     1,506      6,027        929       11,414
Share of earnings of Crown Life                                          2,984       575      1,893      2,068        7,520
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                                             5,936     2,081      7,920      2,997       18,934
===========================================================================================================================
Earnings (loss) per share
  Health care operations before undernoted                                0.04      0.07       0.08       0.02         0.21
  Loss from asset disposals and other items                                  -     (0.05)         -          -        (0.05)
  Share of earnings of Crown Life                                         0.04      0.01       0.03       0.02         0.10
---------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share                                      0.08      0.03       0.11       0.04         0.26
===========================================================================================================================

Year ended December 31, 2001

(unaudited) (thousands of dollars except per share amounts)              1st       2nd        3rd        4th        Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                408,730   431,129    432,730    431,922    1,704,511
===========================================================================================================================
EBITDA before undernoted                                                25,468    35,670     34,872     42,645      138,655
Provision for resident care liability costs related to prior years
  included in operating expense                                              -         -    (11,498)         -      (11,498)
---------------------------------------------------------------------------------------------------------------------------
EBITDA                                                                  25,468    35,670     23,374     42,645      127,157
===========================================================================================================================
Earnings (loss) from health care before undernoted                      (6,216)     (184)      (732)     3,365       (3,767)
Provision for resident care liability costs related to prior years
  recorded in EBITDA, net of tax                                             -         -     (7,911)         -       (7,911)
Loss from asset disposals and other items, net of tax                   (1,399)   (6,493)   (27,574)         -      (35,466)
---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care                                        (7,615)   (6,677)   (36,217)     3,365      (47,144)
Share of earnings of Crown Life                                          2,277     2,561      2,405      3,495       10,738
---------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                     (5,338)   (4,116)   (33,812)     6,860      (36,406)
===========================================================================================================================
Earnings (loss) per share
  Health care operations before undernoted                               (0.09)    (0.01)     (0.01)      0.04        (0.07)
  Provision for resident care liability costs related to prior years
    recorded in EBITDA                                                       -         -      (0.11)         -        (0.11)
  Loss from asset disposals and other items                              (0.02)    (0.09)     (0.38)         -        (0.49)
  Share of earnings of Crown Life                                         0.03      0.04       0.03       0.05         0.15
---------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per share                              (0.08)    (0.06)     (0.47)      0.09        (0.52)
===========================================================================================================================

(1) Results for the second quarter of 2002 have been restated for the reclassification of certain items between operating expense and loss from asset disposals and other items.

(2) EBITDA represents earnings before interest, taxes, depreciation, amortization and loss from asset disposals and other items.

26 extendicare 2002 annual report

[BAR CHART]

                              EHSI Average Daily Nursing
Year                          Home Census (same-facility)
00                                      12,551
01                                      12,465
02                                      12,727

[BAR CHART]

                              EHSI Average Daily Medicare
Year                            Census (same-facility)
00                                       1,341
01                                       1,427
02                                       1,699

[DESCRIPTION OF BAR CHARTS]

[Extendicare's revenue from ongoing operations rose 6.8% in 2002, primarily as a result of higher U.S. nursing home census, particularly Medicare. Management will continue to focus on the top line, driving revenue through census growth.]

FISCAL YEAR 2002 COMPARED WITH 2001

Extendicare's net earnings were $18.9 million ($0.26 per share) for the year ended December 31, 2002 compared to a loss of $36.4 million ($0.52 loss per share) in 2001. Pre-tax earnings from health care operations improved by $82.3 million to $22.6 million from a loss of $59.7 million in 2001.

Revenue

Revenue in 2002 from ongoing operations rose $111.4 million, or 6.8%, to $1,755.7 million from $1,644.3 million in 2001. The 2001 results included revenue of $60.2 million from assets no longer operated by Extendicare.

Revenue from United States nursing and assisted living operations increased by $49.0 million to $1,236.6 million in 2002. Revenue from same-facility operations (those operated throughout 2002 and 2001) improved by $104.2 million and was partially offset by a $55.2 million decline related to operations ceased during 2001. Improvements in same-facility revenue resulted from several factors, including increased patient census and higher rates. The change in the U.S. foreign exchange rate on translation of United States operations added $17.3 million to the year-over-year variance.

The average annual exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.5704 for 2002; 1.5484 for 2001; and 1.4852 for 2000.

U.S. same-facility nursing home occupancy increased to 90.3% from the 2001 level of 87.8%. In particular, Medicare census improved to 13.4% of total nursing census in 2002 from 11.4% in the prior year.

The key Medicare and Medicaid statistics for the U.S. nursing operations on a same-facility basis for 2002 and 2001 are summarized in the table below. The average daily Medicare rate of US$331 in 2002 represents an average rate for the first nine months of US$337, and a drop in the average daily rate in the fourth quarter to US$315. (See "United States Revenue - Legislative Actions Affecting U.S. Revenue" at the beginning of the Management's Discussion and Analysis.)

                                                                   Medicare                             Medicaid
-----------------------------------------------------------------------------------------------------------------
                                                                    Increase                            Increase
                                             2002        2001      (Decrease)     2002       2001      (Decrease)
-----------------------------------------------------------------------------------------------------------------
Average daily rate                          US$331      US$334        (0.9)%     US$127     US$121        5.0%
Residents as a percent of total               13.4%       11.4%       16.5%        68.6%      69.6%      (1.3)%
Average daily census                         1,699       1,427        19.1%       8,737      8,676        0.7%
-------------------------------------------------------------------------------------------------------------

Revenue from Canadian nursing centre operations improved $36.3 million, or 13.0%, to $315.9 million. This improvement was primarily due to new Ontario homes and funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases. New Ontario homes contributed approximately $20.7 million to the year-over-year increase.

                                         management's discussion and analysis 27

Canadian home health revenue declined by $25.8 million. Disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $5.1 million. ParaMed experienced a $20.7 million drop in revenue due to a decline in hours of service, which fell 20.9% to 5.43 million in 2002 from 6.87 million in the prior year. ParaMed's volumes have decreased in Ontario, its largest market, and to a lesser extent in B.C. Ninety percent of the drop in hours occurred in Ontario, as a result of budget constraints at the Community Care Access Centres
(CCAC) that contract for the services. Management believes that this situation has stabilized, as Ontario volumes in the fourth quarter of 2002 increased 2.8% from the third quarter of the year. During 2002, ParaMed's hours of service provided in B.C. declined by 120,000 to 751,000, as some Regional Health Authorities chose to deliver the services themselves. In addition, funding has not kept pace with rising operating costs, making it uneconomical to take on new contracts. In the 2002 fourth quarter, as a result of the continuing unfavourable home health care climate in B.C., management approved a plan to exit that market by the end of March 2003.

Other revenue fell $9.8 million to $41.0 million in 2002. Lower revenue from Extendicare's captive insurance company, due to a discontinued insurance contract and lower investment income, resulted in a $12.6 million decline. This was partially offset by a $2.8 million increase in revenue, mainly from additional management and consulting contracts with other long-term care providers.

Operating and Administrative Costs

Operating and administrative costs rose $22.1 million, or 1.4%, in 2002 as a result of increased activity from ongoing operations, discussed below, partially offset by ceased operations. The Company's accrual for potential resident care liability claims charged to operating expense declined $23.8 million year over year to $14.7 million, primarily as a result of exiting nursing home operations in Texas in the fourth quarter of 2001. A further decline in operating and administrative costs of $54.3 million was due to the ceasing of operations in 2001.

Operating and administrative costs from ongoing operations, excluding resident care liability costs, rose approximately $100.2 million. This included $16.1 million attributable to the change in the U.S. foreign exchange rate on translation of United States operations. Wage-related costs, including contracted services, increased year over year by approximately $66.0 million, or 6.0%, primarily due to wage pressures in both the U.S. and Canada and flow-through funding increases, as indicated in the revenue discussion above. The new facilities in Ontario contributed $11.7 million to the year-over-year variance in wage-related costs; however, the drop in home health care hours of service resulted in a reduction of $19.0 million. Remaining operating and administrative costs rose $18.1 million, due primarily to increased business activities such as the growth in U.S. Medicare census, new facilities in Ontario and additional management and consulting contracts.

EBITDA

EBITDA rose 26.1% to $160.3 million in 2002 from $127.2 million last year, primarily as a result of improvements in U.S. operations. EBITDA as a percent of revenue increased 167 basis points to 9.1% from the prior year.

EBITDA from U.S. operations improved by $28.8 million year over year. The accrual for resident care liability costs charged to operating expense declined $23.8 million to $14.7 million in 2002 as a result of ceasing operations in the Texas nursing home market. The remaining $5.0 million improvement was mainly due to higher Medicare census and increased Medicaid and private rates, partially offset by lower Medicare rates.

EBITDA from Canadian operations rose $4.4 million, with $6.9 million of improvements in nursing home operations due to new Ontario nursing homes and funding enhancements. This was partially offset by a $1.3 million decline in home health care operations because of reduced hours of service and a $1.2 million reduction due to the 2001 sale of the rehabilitative therapy operations.

Depreciation and Amortization

Depreciation and amortization charges declined $2.6 million in 2002. The cessation of goodwill amortization upon adoption of the CICA new accounting policy reduced costs by $4.0 million. This was partially offset by an increase in depreciation as a result of the new Ontario buildings.

Interest

Interest costs declined $3.2 million in 2002 to $62.0 million, as a result of lower debt levels and interest rates, partially offset by additional interest costs in Canadian operations due to financing of the new Ontario facilities.

28 extendicare 2002 annual report

Income Taxes

Income taxes for 2002 represented a provision of $11.2 million compared to a recovery of $12.7 million in 2001. The effective tax rate was 49.5% in 2002 compared to 21.2% in 2001. The effective benefit of the pre-tax loss was less in 2001 due to a shift in income between taxable and non-taxable entities, and as a result of not tax benefiting operating losses in the Company's captive insurance company. In the fourth quarter of 2002, the Company reported a shift between current and future income taxes of $9.2 million to reflect a change in U.S. law retroactive to 2001 and enacted on March 9, 2002, which extended the net operating loss carryback period from two years to five years.

Share of Earnings of Crown Life

Extendicare's share of earnings of Crown Life Insurance Company declined to $7.5 million from $10.7 million in 2001. During the second quarter of 2002, Crown Life reported one-time charges related to an interest penalty on the early retirement of debt and the settlement of a reinsurance contract. Extendicare's share of these special charges was $2.5 million.

FISCAL YEAR 2001 COMPARED WITH 2000

Extendicare's loss in 2001 was $36.4 million ($0.52 loss per share) compared to $59.3 million ($0.81 loss per share) in the prior year. The pre-tax loss from health care operations declined by $44.1 million to $59.7 million from a loss of $103.8 million in 2000.

Revenue

Revenue for 2001 declined by $102.9 million compared to 2000.

Revenue from U.S. nursing and assisted living operations declined $158.5 million. Ceased operations reduced nursing and assisted living revenue by $230.2 million, while revenue from same-facility operations (those operated throughout 2001 and 2000) improved by $71.7 million. Improvements in same-facility revenue resulted from several factors. These included higher rates and improved Medicare census, partially offset by a $17.8 million Medicare settlement recovery received in the fourth quarter of 2000 and one less day in 2001. In addition, the change in the U.S. foreign exchange rate on translation of United States operations added $48.4 million to the year-over-year variance.

Medicare census improved to 11.4% of total nursing home census in 2001, compared to 10.7% in 2000, notwithstanding a decline in overall nursing home census on a same-facility basis. Excluding ceased operations, Medicare patient days in 2001 increased 6.2% to 520,900 from 490,700 in 2000. The average percentage occupancy, based on U.S. nursing and assisted living facilities in operation throughout 2001 and 2000, was 87.2% and 87.4%, respectively.

The Company's average daily Medicare and Medicaid rates on a same-facility basis increased to US$334 and US$121, respectively, compared to US$316 and US$115, respectively, in 2000. The Company's overall average daily Medicare Part A rate rose to US$312 in 2001 compared to US$304 in 2000.

Canadian nursing centre operations reported an increase in revenue of $12.9 million. This improvement was primarily due to funding changes to support greater care and staffing needs, as well as rate increases. Also, the Company realized additional revenue of $3.5 million in Ontario related to the opening of four new facilities during the year.

Home health revenue in Canada rose $10.5 million in 2001. The rehabilitative therapy operations, disposed of in 2001, had contributed $2.1 million to the revenue increase. Revenue from home health care operations increased by $8.4 million as a result of higher rates and mix of services provided. ParaMed's hours of service declined year over year by 1.4% to 6.9 million in 2001. ParaMed's operations saw a decline in service hours in the latter half of 2001, with 3.2 million hours provided versus 3.7 million hours in the first half of the year. This decline was due to CCAC budget constraints.

Other revenue of $50.9 million increased $31.9 million. Revenue from the Company's wholly owned captive insurance companies rose by $10.4 million. Revenue from new contracts for operating leases, management services, and consulting services accounted for the remaining $21.5 million improvement.

Operating and Administrative Costs

Operating and administrative costs declined $138.3 million, or 8.2%, as a result of ceased operations, partially offset by increased costs. The Company's resident care liability costs (both premiums and accruals for potential claims) charged to operating expense of $46.6 million declined year over year by $61.4 million, primarily as a result of ceasing operations in Florida at the end of 2000, and Texas in the fourth quarter of 2001. There was a further $198.8 million decline in operating and administrative costs as a result of ceased operations.

                                         management's discussion and analysis 29

Operating and administrative costs from ongoing operations, excluding resident care liability costs, rose approximately $121.9 million, including $46.3 million attributable to the change in the U.S. foreign exchange rate on translation of United States operations. Wage-related expenses increased year over year by approximately $59.5 million, primarily due to wage pressures realized in both the U.S. and Canadian markets, flow-through funding increases, and an additional $2.3 million in wage-related costs due to the opening of new facilities in Ontario during 2001. Remaining operating and administrative costs rose $16.1 million, due to a combination of business activities and inflationary increases.

EBITDA

The Company reported EBITDA of $127.2 million (7.5% of revenue) for 2001 compared to $92.5 million (5.1% of revenue) in 2000, an improvement of $34.7 million or 37.5%.

EBITDA from U.S. operations improved by $29.2 million, and represented 7.3% of revenue in 2001, compared to 4.5% in 2000. Ceased operations, in conjunction with lower resident care liability costs, partially offset by the non-recurring Medicare settlement recovery, resulted in a year-over-year improvement in EBITDA of $13.4 million. EBITDA from ongoing operations rose by $15.8 million due to improved revenue rates, census mix, and growth in management and consulting contracts, partially offset by increased operating costs.

EBITDA from Canadian operations rose by $5.4 million, and represented 7.8% of revenue compared to 7.0% in the prior year. The Company experienced improvements in both nursing centre and home health operations.

Depreciation and Amortization

Depreciation and amortization charges decreased $3.5 million over 2000, primarily as a result of ceased operations.

Interest

Interest costs declined $13.2 million in 2001 to $65.2 million, as a result of lower debt levels and interest rates, partially offset by additional interest costs in Canadian operations due to financing of the new Ontario facilities.

Income Taxes

Income taxes for 2001 represented a recovery of $12.7 million compared with a recovery of $36.9 million in 2000. The effective benefit of the pre-tax loss was less in 2001 than in 2000 due to a shift in income between taxable and non-taxable entities, and as a result of not tax benefiting operating losses in the Company's captive insurance company. The Company reported a shift between current and future income taxes in the fourth quarter of 2001 due to a Canadian tax reassessment related to deferred revenue. As a result, previously benefited operating losses have been utilized and future income tax on the deferred revenue timing difference has been recorded.

Share of Earnings of Crown Life

The Company's share of Crown Life earnings for 2001 was $10.7 million compared to $7.8 million in 2000. The improvement reflected the profitability of Crown Life's remaining insurance operations and related investment activities.

LIQUIDITY AND CAPITAL RESOURCES

Long-term debt, including the portion due within one year, increased to $852.9 million at December 31, 2002 from $811.5 million at the beginning of the year, reflecting repayments of $235.0 million and debt issues totalling $282.5 million. In addition, the debt balance at the end of December 2002 declined from the opening balance by $6.1 million as a result of the change in the closing exchange rate on translation of U.S. operations. The closing rates used to translate U.S. operations were 1.5776 at December 31, 2002 and 1.5928 at December 31, 2001.

The debt issues of $282.5 million related to the $235.6 million Senior Note issue, an increase of $30.4 million in capital lease obligations in connection with the financing of new Ontario nursing homes, and a $16.5 million issue of notes payable for the acquisition of U.S. facilities. The repayment of $235.0 million of long-term debt included refinancing of $206.0 million of U.S. credit facilities with proceeds from the Senior Notes.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2002 was approximately 7.9%. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 66.3% of the long-term debt was effectively at fixed rates.

At December 31, 2002 the Company had cash and cash equivalents of $52.6 million, compared with $25.5 million at December 31, 2001.

Cash flow generated from operations before working capital changes was $94.6 million, $58.0 million and $81.8 million in 2002, 2001 and 2000, respectively. Cash flow from operations included cash dividends from Crown Life Insurance Company in 2002 and 2001 of $22.0 million and $22.6 million, respectively.

30 extendicare 2002 annual report

[BAR CHART]

Year      Cash Flow from Operations,
        before Working Capital Changes
            (millions of dollars)
 00               81.8
 01               58.0
 02               94.6

[BAR CHART]

Year    Cash Flow per Share
            (dollars)
 00           1.10
 01           0.81
 02           1.34

[DESCRIPTION OF BAR CHARTS]

[Cash flow generated from operations, prior to working capital changes, rose 63% in 2002 to $94.6 million or $1.34 per share, due to the growth in earnings.]

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $3.7 million in 2002 and $78.5 million in 2001, and a use of cash in 2000 of $34.2 million. The 2002 source of cash resulted from a reduction in accounts receivable because of improved collections efforts, and an increase in accounts payable primarily due to the January 1, 2003 semi-annual interest payment on the new Senior Notes. This was partially offset by an increase in taxes recoverable as a result of the change in the U.S. tax loss carryback period from two to five years. The 2001 working capital change included an income tax refund of $34.5 million on U.S. operating losses and a reduction in accounts receivable due to improved collections efforts and ceased operations. The 2000 working capital use of cash reflected reduced accounts payable in excess of the decline in accounts receivable, primarily as a result of asset disposals.

Cash used for investing activities was $37.9 million in 2002 and $33.5 million in 2001, compared to a source of cash of $50.8 million in 2000. Proceeds of $19.7 million were realized on asset transactions in 2002, compared to $12.2 million and $54.5 million in 2001 and 2000, respectively. Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $53.1 million in 2002, $45.4 million in 2001 and $46.3 million in 2000. Expenditures related to the growth of the business - such as construction of facilities and bed additions - were approximately $11.8 million, $9.8 million and $22.0 million, respectively. These expenditures related to the construction of new Ontario nursing homes, and were net of financing for costs paid directly by Borealis under the capital lease arrangement in 2002 and 2001 of $30.4 million and $54.0 million, respectively. Maintenance capital expenditures, which represent required periodic capital improvements and routine replacement of capital items, were $41.3 million, $35.6 million and $24.3 million, respectively, for the past three years. Maintenance capital expenditures have increased due to additional renovation projects to existing facilities.

Cash used in financing activities was $33.4 million in 2002, $86.6 million in 2001 and $116.6 million in 2000. The 2002 use of cash reflects the purchase and cancellation by the Company of its shares, financing costs related to the U.S. Senior Note issue, and the increase in restricted cash held for self-insured liabilities. The use of cash for financing activities in 2001 and 2000 primarily reflected the Company's reduction of long-term debt.

At the end of 2002, the Company's accrual for self-insured general and professional liabilities was $137.0 million compared to $174.2 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $36.0 million. The change in the United States exchange rate reduced the balance by a further $1.2 million. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida and EHSI exited the Texas nursing home market on October 1, 2001. Provisions recorded in 2002, 2001 and 2000 for potential general and professional liability claims were $14.7 million, $65.5 million and $75.0 million, respectively. The Company completed an independent actuarial review as part of the year-end audit, which confirmed the adequacy of reserves and current accruals. Management believes the Company has provided sufficient reserves as of December 31, 2002 for estimated costs of self-insured liabilities.

The Company invests funds to support the accrual for self-insured liabilities. These funds, reported in other assets, totalled $56.2 million at the end of 2002, compared to $45.5 million at the end of 2001. In addition to the 2001 year-end funds, the Company's captive insurance company, Laurier Indemnity Company, Ltd., held an intercompany investment in EHSI bonds. This investment had a face value of $24.5 million (US$15.4 million) and a carrying value of $21.3 million (US$13.4 million). Extendicare Inc. acquired these bonds from Laurier during 2002. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

                                         management's discussion and analysis 31

The Company obtains third-party reinsurance for its self-insured liabilities. Beginning in 2000, due to the litigious environment experienced by the long-term care industry, the Company's reinsurance premiums and per claim risk retention for general and professional liability coverage increased significantly. Payments for settlement of general and professional liability claims were $50.7 million, $57.3 million and $25.7 million in 2002, 2001 and 2000, respectively.

On June 28, 2002, EHSI refinanced all outstanding indebtedness under its then existing credit facility with proceeds from the issuance of 9.5% Senior Notes due 2010 and entered into a new credit facility that expires on June 28, 2007, which provides senior secured financing of up to US$105.0 million on a revolving basis. At December 31, 2002, there were no borrowings drawn under this credit facility, other than support for US$38.8 million of letters of credit. At EHSI's option, borrowings drawn during the first four fiscal quarters will bear interest at an annual rate equal to the London Interbank Borrowing Rate (LIBOR), plus 3.50%; or the Base Rate, as defined in the new credit facility, plus 2.50%. Subsequent borrowings will bear interest subject to adjustments based on financial performance. EHSI's obligations under the new credit facility are guaranteed by: Extendicare Holdings, Inc., EHSI's direct parent; each of EHSI's current and future domestic subsidiaries, excluding certain inactive subsidiaries; and any other current or future foreign subsidiaries that guarantee or otherwise provide direct credit support for any U.S. debt obligations of EHSI or any of its domestic subsidiaries. EHSI's obligations are secured by a perfected first priority security interest in certain of EHSI's tangible and intangible assets and all of EHSI's and its subsidiary guarantors' capital stock. The new credit facility is also secured by a pledge of 65% of the voting stock of EHSI's and its subsidiary guarantors' foreign subsidiaries, if any. EHSI's new credit facility contains customary covenants and events of default and is subject to various mandatory prepayments and commitment reductions.

The new credit facility requires that EHSI comply with various financial covenants on a consolidated basis, including: a minimum fixed charge coverage ratio starting at 1.10:1 and increasing to 1.20:1 in 2005; a minimum tangible net worth starting at 85% of EHSI's tangible net worth at March 31, 2002 and increasing by 50% of EHSI's net income for each fiscal quarter plus 100% of any additional equity raised; a maximum senior leverage ratio starting at 4.25:1 and reducing to 4.00:1 in 2005; and a maximum senior secured leverage ratio starting at 1.75:1 and reducing to 1.50:1 in 2005.

EHSI was in compliance with these financial covenants as of December 31, 2002.

In order to hedge its exposure to fluctuations in the market value of the Senior Notes, EHSI entered into a five-year interest rate swap contract with a notional amount of US$150 million. The contract effectively converted up to US$150 million of EHSI fixed interest rate indebtedness into variable interest rate indebtedness.

In June 2002, EHSI entered into a five-year interest rate cap with a notional amount of US$150 million. Under this cap, EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one-month LIBOR, adjusted monthly, over the cap rate of 7%. The Company uses the interest rate cap to offset possible increases in interest payments under the interest rate swap, resulting from market interest rate increases over a certain level.

Extendicare's long-term debt, including current maturities, as a percent of total long-term debt and capital, was 70.4% at December 31, 2002 compared to 69.8% at the beginning of the year. The Company's long-term debt increased during the year as a result of financing Ontario construction and U.S. acquisitions. Shareholders' equity increased as a result of 2002 earnings, partially offset by a reduction in share capital due to the purchase of shares for cancellation.

During 2003, capital expenditures of approximately $100.0 million are planned, including an estimated $40.0 million related to the new Ontario facilities. Approximately $16.0 million is expected to be spent in 2003 on construction of facility additions in the United States. The Board of Directors has approved a proposal to build additions to seven of EHSI's facilities, representing 96 assisted living, 30 independent living and 38 skilled nursing beds in Wisconsin, Kentucky and Pennsylvania. In conjunction with the construction of new facilities or additions, renovations of existing facilities in the U.S. and Canadian operations are planned.

Current cash flow levels, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At December 31, 2002, EHSI had cash of US$27.0 million and US$66.2 million available under its revolver loan, and the Canadian operations had cash and available bank lines totalling $15.2 million.

32 extendicare 2002 annual report

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Business Risks and Uncertainties

The majority of Extendicare's operations are conducted in the United States, which accounted for 73% of total revenue in 2002. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare's financial position is subject to foreign currency exchange risks, which could adversely impact its operating results. The average annual exchange rates used to translate the revenues and expenses of the United States operations to Canadian dollars were: 1.5704 for 2002; 1.5484 for 2001; and
1.4852 for 2000. The closing rates used to translate the assets and liabilities of the U.S. operations were 1.5776 at December 31, 2002 and 1.5928 at December 31, 2001.

The Company's earnings are highly contingent on government funding, both in the United States and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources.

Financial pressures on state budgets will directly impact the U.S. Medicaid budgets and hence the level of available funding for inflationary increases. In addition, these pressures have caused the states to take initiatives to reduce the level of funding to long-term care providers. A study by the Kaiser Commission on Medicaid and the Uninsured issued in January 2003 said that 49 states have made or plan to make Medicaid cuts in fiscal 2003 and that 32 states have made or are planning a second round of cuts to the programs, which will mainly affect long-term care providers. As Medicaid revenue accounts for 50% of EHSI's revenue, and 69% of its costs are wages and associated staff benefits, Medicaid funding constraints could have a significant adverse impact on the Company's results from operations and cash flow.

As discussed at the beginning of this Management's Discussion and Analysis (see "United States Revenue - Legislative Actions Affecting U.S. Revenue"), temporary Medicare funding known as Legislative Add-ons expired on September 30, 2002. Based on its Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received, on average, US$31.22 per patient day related to the Legislative Add-ons. Partially offsetting the absence of this funding in the fourth quarter, on October 1, 2002 long-term care providers received a 2.6% market basket increase in Medicare rates. The impact of these two items in the fourth quarter of 2002 was a net decline in EHSI's average rate of US$23.64 per patient day. Based on the Medicare case mix and patient days for the year ended December 31, 2002, this amounts to lower annualized revenue of approximately $23.0 million (US$14.7 million) going forward.

In addition, further temporary Medicare funding enhancements, known as RUGs Refinements, were scheduled to expire on September 30, 2003. In the February 2003 budget, President Bush proposed additional funding to extend the RUGs Refinements to September 30, 2004. Although the budget has not been passed, CMS has stated its agreement with the extension of the RUGs Refinements to September 30, 2004. EHSI estimates that it received, on average, US$24.40 per patient day in 2002 related to the RUGs Refinements. Based on the Medicare case mix and patient days for the year ended December 31, 2002, this amounts to annualized revenue of approximately $23.8 million (US$15.1 million) going forward. A decision to discontinue all or part of the enhancement could have a significant adverse effect on the Company.

In the February 2003 budget, President Bush proposed plans for reductions in the annual market basket increase for skilled nursing facilities, effective from October 1, 2003 to October 1, 2007. If this budget is passed, it will mean reductions in the annual market basket increase for the industry of US$60 million beginning October 2003; US$140 million beginning October 2004; US$240 million beginning October 2005; US$350 million beginning October 2006; and US$470 million beginning October 2007.

In January 2003, CMS announced that a moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, would be extended until July 1, 2003. While the impact of a payment cap cannot be reasonably estimated based on the information available at this time, it would reduce EHSI's therapy revenue.

                                         management's discussion and analysis 33

In February 2003, CMS announced a plan to reduce reimbursement levels for uncollectible Part A co-insurance. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to 90% beginning October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this plan be implemented, the impact on net earnings would be $1.6 million (US$1.0 million).

As a result of its divestiture program in Texas and Florida, EHSI has assumed notes from the purchasers and retained ownership of certain nursing home properties, which are leased to unrelated long-term care providers. On December 31, 2002, EHSI held an aggregate $33.9 million (US$21.5 million) in notes and owned $26.8 million (US$17.0 million) in nursing home properties in Texas and Florida. In 2002, EHSI earned $9.0 million (US$5.7 million) in management and consulting fees, and $6.8 million (US$4.3 million) in rental revenue from the properties owned on December 31, 2002. As a result, EHSI's earnings and cash flow can be influenced by the financial stability of these unrelated long-term care operators.

The Company is attempting to settle a number of outstanding U.S. Medicare and Medicaid receivables. Normally, such items are resolved during an annual audit process and no provision is required. However, where differences exist between EHSI and the fiscal intermediary, EHSI may record a general provision. Although management remains confident regarding the successful settlement of these issues, an unfavourable settlement could impair EHSI's earnings and cash flow. At December 31, 2002, EHSI had $97.3 million (US$61.7 million) in gross Medicare and Medicaid settlement receivables with a related allowance for doubtful accounts of $24.3 million (US$15.4 million), reflecting management's estimate of the amounts collectible on Medicare and Medicaid prior period cost reports.

EHSI entered into a preferred provider agreement with Omnicare, Inc. pursuant to the divestiture of EHSI's pharmacy operation in 1998. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim relating to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes that it has interpreted the contract correctly and has complied with its terms; however, there can be no assurance that this claim will not be successful or that other claims will not arise.

The Company had $137.0 million in accruals for self-insured general and professional liabilities at December 31, 2002, including estimates of the costs of reported claims and claims incurred but not yet reported. As a result of adverse claims development experienced by the Company and the long-term care industry as a whole, the Company's per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management's estimates, could have a material effect on the future carrying value of the self-insured liabilities.

The Company has recorded financial statement benefit for tax losses and other deferred tax assets based on future anticipated taxable earnings. A valuation allowance of $54.6 million was recorded primarily against capital losses and state net operating losses. The allowance for state net operating losses was to reflect shorter carryforward periods and reductions in various states' apportionments. The amount of the deferred tax assets considered realizable could be further reduced if estimates of future taxable income during the carryforward period are lowered.

EHSI is in compliance with the financial covenants of its credit facility, Subordinated and Senior Notes, as of December 31, 2002. While management has a strategy to remain in compliance, there can be no assurance that future covenant requirements will be met. EHSI's bank lines can be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt can be affected.

34 extendicare 2002 annual report


[PIE CHART]

                       Extendicare Long-term Debt
Canadian fixed rate             (31.5%)
U.S. floating rate              (33.7%)
U.S. fixed rate                 (34.8%)

[DESCRIPTION FOR PIE CHART]

[At the end of 2002, Extendicare had $852.9 million of long-term debt,including current maturities, with a weighted average interest rate of 7.9%. After considering swap agreement in place to convert fixed-rate debt of floating rates, 33.7% of the Company's long-term debt was effectively at floating rates.]

Qualitative Disclosures

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps as a hedge of its variable-rate U.S. debt and also to offset possible increases in variable-rate payments under its interest rate swap related to increases in market interest rates.

The Company also has market risk related to the value of investments in stock and stock warrants, which were obtained in connection with the 1998 sale of EHSI's pharmacy operations. In effect, these holdings can be considered contingent purchase price proceeds whose value, if any, may not be realized for several years. These stock and warrant holdings are subject to various trading and exercise limitations. The Company intends to hold them until management believes the market opportunity is appropriate to sell or exercise the holdings. Management monitors the markets to determine the appropriate time to sell or otherwise act with respect to its stock and warrant holdings in order to maximize their value.

The Company does not enter into derivative instruments (i.e. interest rate swaps and caps) for any purpose other than interest rate hedging. In other words, the Company does not speculate using derivative instruments and does not engage in trading activity of any kind.

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company's debt obligations, excluding capital lease obligations as described in note 15 to the consolidated financial statements, and interest rate swaps as of December 31, 2002. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company's ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

                                                                                                  After               Fair
(thousands of dollars unless otherwise noted)   2003     2004     2005       2006       2007      2007      Total     Value
----------------------------------------------------------------------------------------------------------------------------
Long-term Debt
  Payable in Canadian dollars
    Fixed rate                                 3,361    3,669    4,008      14,215      4,573   125,426    155,252   183,406
    Average interest rate                       8.97%    8.99%    9.01%       8.52%      9.08%     9.13%      9.06%        -
  Payable in United States dollars
    Fixed rate                                 1,094    1,165    1,138       1,102    277,013   252,041    533,553   484,653
    Average interest rate                       7.51%    7.60%    7.62%       7.51%      9.32%     9.60%      9.42%        -
    Variable rate                                  -        -        -           -          -    50,483     50,483    47,077
    Average interest rate                          -        -        -           -          -      1.65%      1.65%        -
Interest Rate Swaps (fixed to variable)
  Notional amount                                  -        -        -           -          -   236,640    236,640    (8,682)
  Average pay rate (variable rate)                 -        -        -           -          -         -       6.23%        -
  Average receive rate (fixed rate)                -        -        -           -          -         -       9.35%        -
Interest Rate Caps
  Notional amount                                  -        -        -           -          -   236,640    236,640     1,496
----------------------------------------------------------------------------------------------------------------------------

                                         management's discussion and analysis 35

RECENTLY ISSUED ACCOUNTING STANDARDS

Stock-based Compensation Plan

As described in note 10 to the audited consolidated financial statements, the Company has a stock-based compensation plan for which no compensation cost is recorded for employee awards, in accordance with the CICA Handbook Section 3870. In late 2002, the Canadian Accounting Standards Board announced its intention to revise Section 3870 to require the expensing of stock-based employee compensation awards effective January 1, 2004. As a result, the Company has decided to defer any change in its current accounting policy until such time as final rules are adopted.

Hedging

CICA Accounting Guideline 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in place for fiscal years beginning on or after July 1, 2003. Currently, the only hedging relationships the Company has are its interest rate swap, which effectively converts fixed-rate debt to floating rates, and an interest rate cap. The interest rate cap is for a notional US$150.0 million and under the new criteria, only US$32.0 million would qualify as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, is used to offset increases in variable-rate interest payments under the interest rate swap to the extent one-month LIBOR exceeds 7%. Under the new criteria, this portion would not qualify as an effective hedge, and as such, would be recognized on the balance sheet and measured at fair value, with changes in fair value recognized currently in income. At December 31, 2002, the fair value of the interest rate cap was a liability of $1.5 million (US$0.9 million), of which $1.2 million would be considered an ineffective hedge under the new Accounting Guideline, which takes effect for the Company on January 1, 2004.

FORWARD-LOOKING INFORMATION

Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company's operations, economic performance and financial condition, including the Company's business strategy. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or a similar expression.

Forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company's public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

36 extendicare 2002 annual report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Extendicare Inc. and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management's best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.

The Extendicare Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements follows.

February 20, 2003     Mel Rhinelander (signed)    Mark W. Durishan (signed)
                      President and Chief         Vice-President, Finance, and
                      Executive Officer           Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Extendicare Inc.
We have audited the consolidated balance sheets of Extendicare Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                           KPMG LLP (signed)
February 20, 2003                                         Chartered Accountants
                                            consolidated financial statements 37

CONSOLIDATED BALANCE SHEETS

(thousands of dollars) December 31                       2002       2001
---------------------------------------------------------------------------
ASSETS
Current assets
   Cash and short-term investments                       56,815      26,491
   Accounts receivable                                  191,443     194,412
   Income taxes recoverable                              17,912       8,352
   Future income tax assets (note 12)                    55,849      17,987
   Inventories, supplies and prepaid expenses            15,709      15,227
---------------------------------------------------------------------------
                                                        337,728     262,469
Property and equipment (note 4)                         953,591     968,202
Goodwill (note 5)                                       113,858     115,196
Other intangible assets (note 5)                          6,646       8,705
Other assets (note 6)                                   276,505     249,730
---------------------------------------------------------------------------
                                                      1,688,328   1,604,302
Investment in Crown Life Insurance Company (note 7)     121,508     135,944
---------------------------------------------------------------------------
                                                      1,809,836   1,740,246
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank overdraft                                         4,191         942
   Accounts payable and accrued liabilities             311,062     306,825
   Accrual for self-insured liabilities (note 8)         55,216           -
   Current maturities of long-term debt (note 9)          6,209      23,128
---------------------------------------------------------------------------
                                                        376,678     330,895
Accrual for self-insured liabilities (note 8)            81,735     174,224
Long-term debt (note 9)                                 846,734     788,354
Deposits under divestiture agreement (note 6)            47,328      47,784
Future income tax liabilities (note 12)                  99,335      48,293
---------------------------------------------------------------------------
                                                      1,451,810   1,389,550
Shareholders' equity                                    358,026     350,696
---------------------------------------------------------------------------
                                                      1,809,836   1,740,246
===========================================================================

Approved by the Board     David J. Hennigar (signed)  Mel Rhinelander (signed)
                          Chairman                    President and
                                                      Chief Executive Officer

38 extendicare 2002 annual report

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(thousands of dollars except per share amounts)
Years ended December 31                                             2002          2001          2000
-------------------------------------------------------------------------------------------------------
REVENUE (note 11)
Nursing and assisted living centres
   United States                                                  1,236,565     1,187,547     1,346,033
   Canada                                                           315,907       279,559       266,671
Outpatient therapy - United States                                   16,144        14,733        14,430
Home health - Canada                                                146,034       171,809       161,323
Other                                                                41,024        50,863        18,949
-------------------------------------------------------------------------------------------------------
                                                                  1,755,674     1,704,511     1,807,406
OPERATING AND ADMINISTRATIVE COSTS                                1,571,214     1,549,152     1,687,408
-------------------------------------------------------------------------------------------------------
EARNINGS BEFORE UNDERNOTED                                          184,460       155,359       119,998

Lease costs                                                          24,119        28,202        27,529
Depreciation and amortization                                        68,989        71,547        75,002
Interest, net                                                        62,047        65,248        78,484
Loss from asset disposals, impairment and other items (note 2)        6,689        50,082        42,747
-------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                  22,616       (59,720)     (103,764)
-------------------------------------------------------------------------------------------------------
INCOME TAXES (note 12)
Current (recovery)                                                   (7,108)        8,270       (20,625)
Future (reduction)                                                   18,310       (20,929)      (16,291)
-------------------------------------------------------------------------------------------------------
                                                                     11,202       (12,659)      (36,916)
-------------------------------------------------------------------------------------------------------
Earnings (loss) from health care before minority interests           11,414       (47,061)      (66,848)
Minority interests                                                        -            83           257
-------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM HEALTH CARE                                     11,414       (47,144)      (67,105)
SHARE OF EARNINGS OF CROWN LIFE (note 7)                              7,520        10,738         7,827
-------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                  18,934       (36,406)      (59,278)
=======================================================================================================
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (note 13)                  0.26         (0.52)        (0.81)
=======================================================================================================

                                            consolidated financial statements 39

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars) Years ended December 31                                    2002       2001        2000
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATIONS
Net earnings (loss)                                                              18,934     (36,406)    (59,278)
Adjustments for:
    Depreciation and amortization                                                68,989      71,547      75,002
    Provision for self-insured liabilities                                       14,730      65,521      74,955
    Payments for self-insured liabilities                                       (50,707)    (57,312)    (25,672)
    Provision for punitive damages                                                    -           -      13,249
    Future income taxes (note 12)                                                18,310     (20,929)    (16,291)
    Dividends received, net of undistributed share of earnings of Crown Life     14,476      11,874      (7,827)
    Loss from asset disposals, impairment and other items (note 2)                6,689      23,130      42,747
    Recovery for settlements with third parties                                       -           -     (17,794)
    Other                                                                         3,154         530       2,709
---------------------------------------------------------------------------------------------------------------
                                                                                 94,575      57,955      81,800

Net change in operating working capital, excluding cash
    Accounts receivable                                                          11,017      40,703       7,825
    Inventories, supplies and prepaid expenses                                     (774)        958       2,593
    Accounts payable and accrued liabilities                                      8,168      (3,425)    (50,635)
    Income taxes                                                                (14,710)     40,215       6,066
---------------------------------------------------------------------------------------------------------------
                                                                                 98,276     136,406      47,649
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES
Property and equipment                                                          (53,145)    (45,377)    (46,292)
Acquisition (note 3)                                                            (10,985)          -           -
Net cash proceeds from divestiture agreement (note 6)                                 -           -      43,774
Net cash proceeds from dispositions (note 2)                                     19,680      12,236      10,677
Income taxes recovered related to dispositions                                        -           -      42,584
Other assets                                                                      6,510        (371)         71
---------------------------------------------------------------------------------------------------------------
                                                                                (37,940)    (33,512)     50,814
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of long-term debt                                                         235,585      29,851           -
Repayment of long-term debt                                                    (235,044)   (104,799)   (115,501)
Purchase of subsidiary public debt                                                    -     (24,852)     (6,735)
Decrease (increase) in investments held for self-insured liabilities            (10,650)     27,989      13,161
Purchase of shares for cancellation                                              (8,441)    (10,283)     (4,036)
Financing costs                                                                 (13,235)     (2,301)     (2,894)
Other                                                                            (1,638)     (2,167)       (592)
---------------------------------------------------------------------------------------------------------------
                                                                                (33,423)    (86,562)   (116,597)
---------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY                       162         183         (62)
---------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 27,075      16,515     (18,196)
Cash and cash equivalents at beginning of year                                   25,549       9,034      27,230
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         52,624      25,549       9,034
===============================================================================================================
CASH IS REPRESENTED BY:

Cash and short-term investments                                                  56,815      26,491      10,181
Bank overdraft                                                                    4,191         942       1,147
---------------------------------------------------------------------------------------------------------------
                                                                                 52,624      25,549       9,034
===============================================================================================================

40 extendicare 2002 annual report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of dollars for amounts) Years
 ended December 31                                                    2002                       2001                     2000
--------------------------------------------------------------------------------------------------------------------------------
                                                       Number        Amount       Number       Amount        Number       Amount
--------------------------------------------------------------------------------------------------------------------------------
SHARE CAPITAL (note 10)
Class I Preferred Shares
   Cumulative Redeemable, Series 2
      Issued and outstanding at beginning of year       154,405       3,860        173,705       4,343        226,005      5,650
      Purchased pursuant to obligation                  (14,700)       (368)       (19,300)       (483)       (52,300)    (1,307)
--------------------------------------------------------------------------------------------------------------------------------
      Issued and outstanding at end of year             139,705       3,492        154,405       3,860        173,705      4,343
--------------------------------------------------------------------------------------------------------------------------------
   Adjustable Dividend, Series 3
      Issued and outstanding at beginning of year        93,310       2,333        165,243       4,131        165,243      4,131
      Converted to Series 4                                   -           -        (71,933)     (1,798)             -          -
--------------------------------------------------------------------------------------------------------------------------------
      Issued and outstanding at end of year              93,310       2,333         93,310       2,333        165,243      4,131
--------------------------------------------------------------------------------------------------------------------------------
   Adjustable Dividend, Series 4
      Issued and outstanding at beginning of year       241,240       6,031        169,307       4,233        169,307      4,233
      Issued on conversion of Series 3                        -           -         71,933       1,798              -          -
--------------------------------------------------------------------------------------------------------------------------------
      Issued and outstanding at end of year             241,240       6,031        241,240       6,031        169,307      4,233
--------------------------------------------------------------------------------------------------------------------------------
Class II Preferred Shares, Series 1                     382,979       6,319        382,979       6,319        382,979      6,319
--------------------------------------------------------------------------------------------------------------------------------
Class I and II Preferred Shares issued
   and outstanding at end of year                                    18,175                     18,543                    19,026
                                                                    -------                    -------                   -------

Subordinate Voting Shares
   Issued and outstanding at beginning of year       58,544,511     274,672     60,063,923     282,275     61,348,023    288,311
   Purchased pursuant to issuer bid                  (1,472,300)     (6,877)    (1,744,900)     (8,201)    (1,284,100)    (6,036)
   Issued on conversion of Multiple Voting Shares         5,925          15        203,488         506              -          -
   Issued pursuant to options                            28,875          84         22,000          92              -          -
--------------------------------------------------------------------------------------------------------------------------------
   Issued and outstanding at end of year             57,107,011     267,894     58,544,511     274,672     60,063,923    282,275
--------------------------------------------------------------------------------------------------------------------------------
Multiple Voting Shares
   Issued and outstanding at beginning of year       12,775,917      31,790     13,204,005      32,855     13,204,005     32,855
   Purchased pursuant to issuer bid                    (212,900)       (530)      (224,600)       (559)             -          -
   Converted to Subordinate Voting Shares                (5,925)        (15)      (203,488)       (506)             -          -
--------------------------------------------------------------------------------------------------------------------------------
   Issued and outstanding at end of year             12,557,092      31,245     12,775,917      31,790     13,204,005     32,855
--------------------------------------------------------------------------------------------------------------------------------

SHARE CAPITAL                                                       317,314                    325,005                   334,156
                                                                    -------                    -------                   -------
RETAINED EARNINGS (DEFICIT)

Balance at beginning of year                                        (44,108)                    (5,661)                   55,644
Earnings (loss) for the year                                         18,934                    (36,406)                  (59,278)
Transfer of contributed surplus (note 10)                                 -                         21                     3,303
Purchase of shares in excess of book (note 10)                         (667)                    (1,062)                        -
Retroactive adjustments for new
  accounting requirements (notes 12, 17)                                  -                          -                    (4,085)
Preferred share dividends                                              (704)                    (1,000)                   (1,245)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                              (26,545)                   (44,108)                   (5,661)
--------------------------------------------------------------------------------------------------------------------------------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT ACCOUNT                      67,257                     69,799                    52,942
--------------------------------------------------------------------------------------------------------------------------------
                                                                    358,026                    350,696                   381,437
================================================================================================================================

                                   notes to consolidated financial statements 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Presentation

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of Extendicare Inc. and its subsidiaries ("Extendicare" or the "Company"). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries.

         The equity method is used to account for the Company's 34.8% ownership interest in Crown Life Insurance Company (Crown Life).

         Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

(b)      Change in Accounting Policies

         Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook
         Section 3870 "Stock-based Compensation and Other Stock-based Payments", certain provisions of Section 1581 "Business Combinations" related to goodwill and intangible assets, Section 3062 "Goodwill and Other Intangible Assets" and the revisions to Section 1650 "Foreign Currency Translation". As at December 31, 2002, the adoption of these new policies has not resulted in any adjustments to the opening deficit position. Details of the current accounting policies and policy changes related to the new standards are described in notes 1(d), 1(h), 1(n), 5 and 10, which follow.

(c)      Use of Estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are Medicare cost reimbursement, accrual for self-insured liabilities, impairment of capital assets and goodwill, and valuation allowances for future tax assets. The recorded amounts for such items are based on management's best information and judgement, and accordingly, actual results could differ from estimates.

(d)      Foreign Currency Translation

         Foreign operations and foreign currency denominated items are translated to Canadian dollars.

         Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in shareholders' equity in the foreign currency translation adjustment account.

         Other assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Translation gains and losses are reflected in earnings in the period in which they arise. Under new accounting rules adopted by the Company, translation gains and losses related to long-term monetary assets and liabilities, which were formerly deferred and amortized, are now charged directly to earnings.

(e)      Cash and Cash Equivalents

         Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.

42 extendicare 2002 annual report

(f)      Property and Equipment

         Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings                        20 to 40 years
Building improvements            5 to 30 years
Furniture and equipment          varying periods not exceeding 15 years
Land improvements                10 to 25 years
Leasehold improvements           the shorter of the useful life of the improvements or the initial term of the lease

         Leased nursing home assets held under option agreements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.

(g)      Deferred Charges

         Costs associated with obtaining financing are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.

(h)      Goodwill and Other Intangible Assets

         Goodwill represents the cost of acquired net assets in excess of their fair market values. The purchase method of accounting is used for all business combinations.

         Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

         Intangible assets, other than goodwill, which have definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options.

(i)      Impairment of Capital Assets

         The Company periodically assesses the recoverability of capital assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset's net carrying value over its estimated net recoverable amount, as determined by its estimated future cash flows or current market value, as appropriate.

(j)      Accrual and Investments Held for Self-insured Liabilities

         The Company self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.

         The Company invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at amortized cost approximating market value and are classified in other assets as investments held for self-insured liabilities.

         The Company also self-insures certain risks related to auto liability, health benefits, employers' liability and workers' compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.

(k)      Revenue

         In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenues are recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenues in the period such settlements are determined.

                                   notes to consolidated financial statements 43

         In Canada, the fees charged by ECI for its nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees.

(l)      Income Taxes

         The Company follows the liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.

(m)      Employee Future Benefits

         The costs of the Company's defined benefit pension plans, post-retirement health, life insurance and other post-employment benefits are accrued as earned, based on actuarial valuations. The Company's pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.

(n)      Stock-based Compensation Plan

         The Company has a stock-based compensation plan, which is described in note 10. No compensation cost is recorded for stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

2.       LOSS FROM ASSET DISPOSALS, IMPAIRMENT AND OTHER ITEMS

The following summarizes the components of the loss from asset disposals, impairment and other items.

(thousands of dollars)                                                                          2002     2001       2000
-------------------------------------------------------------------------------------------------------------------------
                                                              Proceeds Net         Net Book     Loss      Loss      Loss
                                                            of Selling Costs        Value      (Gain)    (Gain)    (Gain)
-------------------------------------------------------------------------------------------------------------------------
Loss (gain) from dispositions
   United States nursing and outpatient facilities               40,150             33,926    (6,224)       -       4,858
   Canada rehabilitation therapy services                                                          -    (1,064)         -
Provision for closure, exit costs and loss on disposals
   United States facilities                                                                    8,317    20,315      3,614
   Canada home health care B.C. operations                                                     1,635         -          -
   Canada reduction of labour related provisions                                              (1,525)        -          -
Write-off of deferred financing costs                                                          4,486         -          -
Provision for adverse development of general
   and professional liability costs                                                                -    26,952          -
United States provision for impairment of assets                                                   -     2,592     31,595
United States provision for severance costs                                                        -         -      1,641
Other                                                                                              -     1,287      1,039
-------------------------------------------------------------------------------------------------------------------------
                                                                                               6,689    50,082     42,747
=========================================================================================================================

44 extendicare 2002 annual report

The following reconciles the loss from asset disposals, impairment and other items to that reported in the cash flow statements. The provision for general and professional liability costs is removed as it is already reflected in the provision for self-insured liabilities line, as an item not involving cash.

(thousands of dollars)                                        2002       2001       2000
-----------------------------------------------------------------------------------------
Reconciliation of loss to cash flow statements
   Loss from asset disposals, impairment and other items      6,689     50,082     42,747
   Provision for general and professional liability costs         -    (26,952)         -
-----------------------------------------------------------------------------------------
                                                              6,689     23,130     42,747
=========================================================================================

Reconciliation of cash proceeds from dispositions
   Proceeds, net of selling costs                            40,150     20,290     13,516
   Notes receivable                                         (20,470)    (5,133)    (1,421)
   Preferred shares                                               -     (2,921)         -
   Cash held in escrow                                            -          -     (1,418)
-----------------------------------------------------------------------------------------
                                                             19,680     12,236     10,677
=========================================================================================

2002

In November, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business by March 31, 2003. The Company has accrued exit costs of $1,635,000, consisting of $1,082,000 for labour related expenses and $553,000 for operating lease penalties and other costs.

In December, ECI recorded a reduction of $1,525,000 for labour related provisions that were no longer required due to certain events within the year.

In June, EHSI wrote off deferred financing costs, including a charge from the termination of the swap agreement as referred to in note 9, of $4,486,000 related to the previous credit facility, which was retired from the proceeds of the issuance of the 9.5% Senior Notes due 2010.

In May, Tandem Health Care, Inc. (Tandem) exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $44,979,000 (US$28,567,000, consisting of cash proceeds of US$15,567,000 and five-year, 8.5% notes receivable of US$13,000,000). This transaction, together with the deferred gain from the April 2001 transaction with Tandem discussed below, resulted in a pre-tax gain of $6,224,000. The May transaction also resulted in the conversion of US$1,904,000 in preferred shares received in the April 2001 transaction to US$1,904,000 of notes, due April 2006. Also in May, EHSI recorded a provision for closure and exit costs related to Florida divested operations of $8,317,000, concerning the settlement of cost report issues and supplier and employee claims.

2001

During the year, the Company made provisions totalling $20,315,000 related to ceased operations. These were comprised of a provision of $3,002,000 (US$1,953,000) related to the closure and/or sale of three nursing properties, a loss of $2,814,000 (US$1,829,000) related to the transfer of the Texas nursing operations, and $14,499,000 (US$9,426,000) in provisions for previously ceased operations, primarily for the Florida nursing homes.

The Company also recorded charges of $1,287,000 related to interest on past years' tax re-assessments and a write-off of deferred financing costs from the early retirement of debt.

On December 7, 2001, ECI sold its investment in Accident Injury Management Clinics Inc. (AIM), a rehabilitative therapy business, resulting in a pre-tax gain of $1,064,000. Gross proceeds of $3,500,000 from the sale consisted of cash of $2,200,000 and notes receivable of $1,300,000.

At the end of September, EHSI ceased operating its nursing homes in Texas, consisting of 17 facilities (1,421 beds), through lease agreements with a third-party operator that has an option to purchase the properties. In addition to the loss described above on transfer of the assets, a provision of $2,592,000 (US$1,685,000) was recorded for impairment of the remaining Texas properties, related to leasehold rights and leasehold improvements.

                                   notes to consolidated financial statements 45

In September, based on an independent actuarial review, the Company recorded an additional provision of $26,952,000 for resident care liability costs related to the Company's ceased Florida operations for years prior to 2001.

In April, EHSI disposed of two leased facilities in Florida to Tandem, which had operated the facilities since December 31, 2000 under lease agreements with purchase options. Gross proceeds of $17,494,000 (US$11,402,000, comprised of cash proceeds of US$7,000,000, notes receivable of US$2,498,000 and preferred shares of US$1,904,000) were received, resulting in a $3,254,000 pre-tax gain that was deferred until the balance of the purchase options held by Tandem on the remaining leased facilities were completed.

2000

In December 2000, EHSI disposed of one nursing facility (120 beds) in Florida for proceeds of $5,246,000 (US$3,446,000, comprised of cash proceeds of US$2,571,000, including escrow funds of US$932,000, and a note receivable net of applicable discounts of US$875,000). The sale resulted in a pre-tax loss of $3,875,000.

During the third quarter of 2000, EHSI disposed of one nursing facility (119 beds) in Florida for $4,151,000 (US$2,809,000), resulting in a pre-tax gain of $1,389,000.

During the second quarter of 2000, EHSI disposed of two nursing centres, which previously had been closed, for gross proceeds of $3,959,000 (US$2,656,000). Together, the sales resulted in a pre-tax loss of $2,268,000.

During the first quarter of 2000, EHSI disposed of seven outpatient therapy facilities for gross proceeds of $309,000, resulting in a pre-tax loss of $104,000.

During the fourth quarter of 2000, the Company recorded a provision of $31,595,000 (US$20,753,000) related to the impairment of capital assets. The provision included the write-down to net realizable value of certain assets that were subject to a purchase transaction (see below). Also during 2000, the Company determined that certain other United States assets located outside of Florida were impaired and, accordingly, recorded a provision of $7,358,000.

In December, EHSI leased nine nursing centres in Florida (1,033 beds) to Tandem for an 18-month term. During 2001 and 2002, Tandem exercised its right to acquire all nine facilities. The provision for impairment of assets recorded in 2000 included $24,237,000 related to the nine leased facilities, as the option price was less than the net book value of the assets.

The Company recorded a provision of $3,614,000 primarily related to the closure of two nursing facilities and one assisted living facility in the United States. Severance costs recorded of $1,641,000 were related to the divestiture of Florida operations.

3.     ACQUISITION

On October 1, 2002, EHSI exercised its right to acquire seven nursing facilities that EHSI previously leased, for $28,157,000 (US$17,871,000). Three of the facilities are located in Ohio and four are in Indiana, representing a total of 902 licensed beds. The purchase price consisted of US$7,371,000 in cash and a US$10,500,000 10-year note, which bears interest at a rate to be determined by arbitration (currently being accrued at 10.5%).

4.     PROPERTY AND EQUIPMENT

(thousands of dollars)                        2002        2001
-----------------------------------------------------------------
Land                                           81,155      92,133
Buildings                                   1,104,219   1,085,722
Furniture and equipment                       157,241     175,738
Leasehold improvements                         13,256      20,932
Construction in progress                       47,212      29,366
-----------------------------------------------------------------
                                            1,403,083   1,403,891
Accumulated depreciation and amortization     449,492     435,689
-----------------------------------------------------------------
                                              953,591     968,202
=================================================================

Property and equipment includes $85,507,000 (2001 - $66,029,000) of net assets under capital leases of which $85,027,000 (2001 - $65,526,000) relates to construction of eight new facilities, net of $28,137,000 (2001 - $18,229,000) of government funding and $1,133,000 (2001 - $152,000) of depreciation.

46 extendicare 2002 annual report

Based on new beds awarded by the Government of Ontario, ECI undertook to construct 11 new facilities. In an agreement finalized in February 2001, ECI obtained from Borealis Long-Term Care Facilities Inc. (Borealis), a wholly owned subsidiary of the Ontario Municipal Employees Retirement System, financing of $125,400,000 to build eight of the new facilities. ECI will operate the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%. During 2002, Borealis funded $30,390,000 (2001 - $83,907,000) in construction costs, which ECI capitalized as property and equipment, offset by a capital lease obligation. In 2001, ECI incurred $29,851,000 of construction costs prior to the finalization of the February 2001 agreement. Accordingly, this portion of the funding was reported on the 2001 statement of cash flows as an issue of long-term debt. Construction costs subsequently incurred were paid directly by Borealis. The minimum rental schedule for capital leases includes anticipated capital expenditures of $11,103,000 required to complete the facilities, as well as related financing costs, as agreed to with Borealis (note 15).

The Ontario Government is funding a portion of the construction costs over a 20-year period, with approximately $101,000,000 to be received by ECI for the new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded and offsets the cost of construction, based on applying a discount rate equivalent to the yield on a 20-year Ontario Government bond. During 2002, $9,908,000 (2001 - $18,229,000) of amounts receivable included in other assets, discounted at rates ranging from 6.2% to 6.5%, was treated as a reduction of property and equipment related to the six facilities that were opened at year-end (note 6).

At December 31, 2002, as a lessor, EHSI leases 10 nursing facilities and subleases 12 facilities. Four of the leases with an operator in the State of Texas expire December 2005 and the subleases expire through February 2012. Six leases with an operator in the State of Florida expire October 2006. The terms of the agreements provide the lessee with the option to purchase the facilities during the term. These leases are treated as operating leases. The net book value at December 31, 2002 of the assets under operating lease agreements was $26,772,000 (2001 - $70,537,000).

Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2002, 2001 and 2000 was $2,625,000, $4,761,000 and $849,000, respectively.

5.       GOODWILL AND OTHER INTANGIBLE ASSETS

(thousands of dollars)                     Canada     United States      Total
-------------------------------------------------------------------------------
Goodwill
   Opening balance, December 31, 2000        951         111,824        112,775
   Amortization of goodwill                 (189)         (3,789)        (3,978)
   Disposals in the year                    (450)              -           (450)
   Foreign exchange                            -           6,849          6,849
-------------------------------------------------------------------------------
   Closing balance, December 31, 2001        312         114,884        115,196
   Disposals in the year                    (242)              -           (242)
   Foreign exchange                            -          (1,096)        (1,096)
-------------------------------------------------------------------------------
   Closing balance, December 31, 2002         70         113,788        113,858
===============================================================================

(thousands of dollars)                     2002            2001
----------------------------------------------------------------
Other intangible assets
   Gross carrying value                   17,122          18,650
   Accumulated amortization              (10,476)         (9,945)
----------------------------------------------------------------
   Net carrying value                      6,646           8,705
================================================================

Intangible assets consist entirely of leasehold rights. Amortization recorded for the year was $1,967,000 (2001 - $1,951,000). The remaining change was due to the removal of fully amortized intangible assets of $1,344,000 and foreign exchange.

                                   notes to consolidated financial statements 47

The Company adopted the new accounting standard effective January 1, 2002. Both the transitional and annual tests for goodwill impairment were conducted for the Company's reporting units and no impairment existed. There were no reclassifications between goodwill and other intangibles under the new standard. The Company reassessed the useful lives and residual values of all intangible assets acquired with estimable useful lives and has made no change to the amortization periods. Amortization of goodwill has ceased effective January 1, 2002.

The following table discloses a reconciliation of the impact of the new standard for goodwill and other intangible assets on reported net earnings (loss) and basic and diluted earnings (loss) per share, had the new standard been applied in prior years.

(thousands of dollars)                            2002      2001      2000
----------------------------------------------------------------------------
Net earnings (loss)
   Net earnings (loss) as reported               18,934   (36,406)   (59,278)
   Add back: amortization of goodwill                 -     3,978      3,392
----------------------------------------------------------------------------
   Adjusted net earnings (loss)                  18,934   (32,428)   (55,886)
============================================================================

(dollars)
----------------------------------------------------------------------------
Basic and diluted earnings (loss) per share
   As reported                                     0.26     (0.52)     (0.81)
   Adjusted                                        0.26     (0.47)     (0.77)
----------------------------------------------------------------------------

6.       OTHER ASSETS

(thousands of dollars)                                                    2002      2001
------------------------------------------------------------------------------------------
Investments held for self-insured liabilities                             56,203    45,465
Assets held under divestiture agreement (details below)                   57,152    61,820
Notes, mortgages and amounts receivable                                   79,383    52,588
Other long-term receivables, less allowance of $24,325 (2001- $24,559)    46,905    57,990
Deferred charges                                                          23,645    19,075
Other investments                                                         13,217    12,792
------------------------------------------------------------------------------------------
                                                                         276,505   249,730
==========================================================================================
Assets held under divestiture agreement
   Land                                                                    4,864     4,911
   Building                                                               87,600    88,445
   Furniture and equipment                                                14,490    15,665
------------------------------------------------------------------------------------------
                                                                         106,954   109,021
   Accumulated depreciation and amortization                              49,802    47,201
------------------------------------------------------------------------------------------
                                                                          57,152    61,820
==========================================================================================

The Company invests funds to support the accrual for self-insured liabilities. In 2002, Laurier Indemnity Company, Ltd., the Company's captive insurance company, sold its investment in EHSI Senior Subordinated Notes to Extendicare Inc. At December 31, 2001, this investment, with a carrying value of $21,308,000, was included in the captive's investments held for self-insured liabilities of $66,773,000 and on consolidation was eliminated as an intercompany investment and reflected as a reduction of long-term debt.

48 extendicare 2002 annual report

For Medicare revenues earned prior to the implementation of the Prospective Payment System, and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable; or as accrued liabilities when payments have exceeded revenue that the Company ultimately expects to realize. Accounts receivable from both Medicare and Medicaid state programs at December 31, 2002, totalled $73,021,000 (2001 - $76,716,000), net of an allowance of $24,325,000 (2001 - $24,559,000). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts, totalling $46,905,000 (2001 - $57,990,000), are reported in other assets.

As of December 2002, EHSI is pursuing settlement of a number of outstanding Medicare and Medicaid receivables. For one specific issue involving the allocation of overhead costs totalling $23,348,000 (US$14,800,000), the first of three specific claim years was presented to the Provider Reimbursement Review Board (PRRB) on January 30, 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim, and subsequently an administrative resolution was signed by the fiscal intermediary and EHSI to settle the amount, which will be determined later in 2003. For another issue involving a staffing cost matter totalling $11,516,000 (US$7,300,000), the first of seven specific claim years was settled prior to the PRRB hearing, and agreement has been reached with the fiscal intermediary to continue to negotiate the remaining years in dispute. No adjustment to the amounts recorded at December 31, 2002 is determinable at this time. Further negotiations on the remaining claim years under appeal are to occur during 2003 and until negotiations are concluded on a majority of the claim years in dispute, no adjustment to the amounts receivable can be determined.

In September 2000, EHSI reached an agreement with Greystone Tribeca Acquisition L.L.C. (Greystone), involving the disposal of 11 nursing centres and four assisted living centres. Gross proceeds were cash of $44,985,000 (US$30,000,000) and contingent consideration in the form of a series of notes, which have an aggregate potential value of up to US$30,000,000 plus interest. The Greystone notes have a maximum term of 3.5 years, and may be retired at any time by Greystone through the subsequent sale or refinancing of the facilities. As of December 31, 2002, Greystone had not sold or refinanced any of the nursing properties. During the term of the notes, EHSI retains the right of first refusal and an option to repurchase the facilities. Accordingly, the contingent notes have not been reported on the balance sheet, and while EHSI no longer operates these facilities, they will remain on EHSI's balance sheet as assets held under divestiture agreement, as required by generally accepted accounting principles, until final consideration for each facility is determined and a corresponding gain or loss is recorded. The assets held under divestiture agreement of $57,152,000 are net of depreciation of $9,237,000 from the date of the agreement.

7.       INVESTMENT IN CROWN LIFE INSURANCE COMPANY

Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life. In 2002, Extendicare received dividends of $21,996,000 or $19.75 per common share (2001 - $22,608,000 or $20.30 per common share) from Crown Life.

In December 2000, Crown Life completed its acquisition of the common shares not held by its two principal shareholders, HARO Financial Company and Extendicare.

Crown Life sold or indemnity reinsured substantially all of its insurance business to The Canada Life Assurance Company (Canada Life) in a 1999 transaction. The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at a later date Canada Life may either acquire substantially all of the balance of Crown Life's insurance business, or at the election of Canada Life or Crown Life's principal shareholders, make an offer for all of the common shares of Crown Life.

Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, that may result.

Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.

                                   notes to consolidated financial statements 49

8.       SELF-INSURED LIABILITIES AND MEASUREMENT UNCERTAINTY

The accrual for self-insured liabilities is based on management's best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks that the Company self-insures.

Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which the Company operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.

The Company has experienced adverse claims development. Consequently, as of January 1, 2000 the Company's per claim retained risk increased significantly for resident care liability coverage, mainly due to the level of risk associated with the Florida and Texas operations. In 2001, EHSI no longer operated nursing and assisted living facilities in the State of Florida and as of October 1, 2001 ceased nursing operations in the State of Texas, thereby reducing the level of exposure to future litigation in these litigious states. However, as a result of an increase in the frequency and severity of claims, the Company recorded a provision to increase its accrual for resident care liability costs in the third quarter of 2001. This additional accrual was based on an independent actuarial review and was largely attributable to potential claims for Florida and Texas. Changes in the Company's level of retained risk, and other significant assumptions that underlie management's estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on the Company's operating results and liquidity.

General and professional liability claim payments for any one policy year occur over a period of several years. The Company has estimated a current portion of the professional liability claim payments.

The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

9.       LONG-TERM DEBT

(thousands of dollars)                                          2002      2001
--------------------------------------------------------------------------------
Payable in Canadian Dollars
   Mortgages, 5.81% to 9.81%, maturing through to 2013         155,252   158,331
   Obligations under capital leases (note 4)                   113,584    83,810

Payable in United States Dollars
   Bank term loans, at rates varying with prime
      and/or LIBOR, maturing through to 2004                         -   217,276
   Senior Subordinated Notes at 9.35%, due 2007                271,505   274,121
   Senior debt at 9.50%, due 2010                              236,074         -
   Mortgages and Industrial Development Bonds
      6.25% to 13.61%, maturing through to 2010                  8,058    12,731
      At varying rates, due 2014                                50,484    57,232
   Notes payable, 3.00% to 10.50%, maturing through to 2012     17,915     7,884
   Obligations under capital leases                                 71        97
--------------------------------------------------------------------------------
                                                               852,943   811,482
Less due within one year and included in current liabilities     6,209    23,128
--------------------------------------------------------------------------------
                                                               846,734   788,354
================================================================================

50 extendicare 2002 annual report

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2002 was approximately 7.9%. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 66.3% of the long-term debt was effectively at fixed rates.

Interest paid in 2002, 2001 and 2000 was $55,075,000, $66,391,000 and
$78,984,000, respectively.

On June 28, 2002, EHSI completed a private placement of US$150,000,000 of 9.5% Senior Notes due July 1, 2010 (the "Senior Notes"), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003, EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI.

EHSI used the proceeds of $235,585,000 (US$149,625,000) to pay $13,123,000
(US$8,335,000) of related fees and expenses, retire $206,008,000 of debt (US$130,840,000, consisting of US$124,479,000 outstanding under its previous credit facility and US$6,361,000 of other debt), and for general corporate purposes.

Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement. The swap arrangement is used to hedge a notional US$150,000,000 of EHSI's fixed-rate 9.35% Senior Subordinated Notes maturing in December 2007. Under the swap, EHSI pays a variable rate of interest equal to the one-month London Interbank Borrowing Rate (LIBOR) (1.42% at December 31,
2002), adjustable monthly, plus a spread of 4.805% and receives a fixed rate of 9.35% to maturity of the swap in December 2007.

The interest rate cap agreement also covers a notional amount of US$150,000,000 maturing in December 2007. Under the cap agreement EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one-month LIBOR, adjusted monthly, over the cap rate of 7%. A portion of the interest rate cap with a notional amount of US$32,000,000 is designated as a hedging instrument (cash flow hedge) to effectively limit possible increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap with a notional amount of US$118,000,000 is used to offset increases in variable-rate interest payments under the interest rate swap to the extent that one-month LIBOR exceeds 7%.

EHSI had hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25,000,000 maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1,000,0000 (US$635,000) and this financing cost is included in the earnings statement as part of loss from asset disposals, impairment and other items.

Concurrent with the sale of the Senior Notes, EHSI established a new, five-year US$105,000,000 senior secured revolving credit facility (the "Credit Facility") that is used to support letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI's option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI's leverage ratio. As at December 31, 2002 EHSI had no borrowings from the Credit Facility. The unused portion of the Credit Facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$38,800,000, was US$66,200,000.

The Senior Notes and the Credit Facility contain a number of covenants, including: restrictions on the payment of dividends by EHSI; limitations on capital expenditures, investments, redemptions of EHSI's common stock and changes of control of EHSI; as well as financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility. The Senior Notes are redeemable at EHSI's option starting on July 1, 2006. The redemption prices, if redeemed during the 12-month period beginning on July 1 of the year indicated, are as follows:

Year
----------------------------------------
2006                             104.750%
2007                             102.375%
2008 and thereafter              100.000%
----------------------------------------

                                   notes to consolidated financial statements 51

EHSI is in compliance with the financial covenants as of December 31, 2002.

EHSI has no independent assets or operations, the guarantees of the Senior Notes are full and unconditional, and joint and several, and any of EHSI's subsidiaries that do not guarantee the Senior Notes are minor.

On December 2, 1997, EHSI issued US$200,000,000 of 9.35% Senior Subordinated Notes due 2007 (the "Subordinated Notes"). The Subordinated Notes are unsecured senior subordinated obligations of EHSI subordinated in right of payment to all existing and future senior indebtedness of EHSI, which includes all borrowings under the Credit Facility as well as all indebtedness not refinanced by the Credit Facility. The Subordinated Notes mature on December 15, 2007. Interest is payable semi-annually. At December 31, 2002, $44,015,000 (US$27,900,000) of the Senior Subordinated Notes was held by Extendicare Inc. and was deducted from long-term debt.

In Canada, the Company has a $40,000,000 operating line, of which $36,848,000 supports a standby letter of credit, primarily to secure pension obligations.

Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year                     (thousands of dollars)
-----------------------------------------------
2003                               4,455
2004                               4,834
2005                               5,146
2006                              15,317
2007                             325,601
-----------------------------------------------

10. SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of:

Class I preferred shares, issuable in series; Class II preferred shares, issuable in series; Subordinate Voting Shares; and Multiple Voting Shares, convertible on the basis of one Subordinate Voting Share for each Multiple Voting Share. All preferred shares are redeemable at $25.00 per share at the option of the Company.

The Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.

The Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The rate has been set at 3.96% for the period commencing February 16, 2001, and ending February 15, 2006. The Series 3 Preferred Shares are convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

The Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The Series 4 Preferred Shares are convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

The Class II Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.

The holders of Subordinate Voting Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends cumulative within each financial year, aggregating 2.5 cents per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further dividends.

52 extendicare 2002 annual report

The holders of Multiple Voting Shares are entitled to 10 votes for each share held at any meeting of shareholders.

During 2002, shares purchased for cancellation in excess of their original cost resulted in a direct charge to retained earnings of $667,000 (2001- $1,062,000). During 2001 and 2000, the Company's accumulated contributed surplus of $21,000 and $3,303,000, respectively, arising on the purchase for cancellation of shares, was transferred to retained earnings.

During 2002, under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 1,472,300 Subordinate Voting Shares at a cost of $6,992,000 (2001 - 1,744,900 shares at a cost of $8,237,000) and 212,900
Multiple Voting Shares at a cost of $1,084,000 (2001 - 224,600 shares at a cost of $1,571,000). The shares purchased and cancelled during 2002 included 20,000 Subordinate Voting Shares purchased under the current Bid at a cost of $85,600. The current Bid, which commenced November 27, 2002, will terminate for each class of shares on the earlier of November 26, 2003 and the dates on which a total of 4,700,000 Subordinate Voting Shares, 620,000 Multiple Voting Shares and 38,200 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the Bid.

The Company's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors, to certain directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of the Company for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) of the Subordinate Voting Shares as quoted on the Toronto Stock Exchange on the trading day prior to the date of grant. It also permits options to be exercised for a period not to exceed either five or 10 years from the date of grant, as determined by the Board of Directors at the time the option is granted. The options vest equally over the first four years and the Plan contains provisions for appropriate adjustments in the event of a corporate reorganization.

A total of 4,747,475 Subordinate Voting Shares have been reserved under stock option plans, of which a total of 2,514,750 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $15.60, and expire between April 2003 and August 2007.

Stock option transactions during 2002 and 2001 were as follows:

                                                              2002                                  2001
-----------------------------------------------------------------------------------------------------------------
                                      Number of         Weighted-average       Number of        Weighted-average
                                    Stock Options       Exercise Price ($)   Stock Options     Exercise Price ($)
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        2,342,875                    6.84        1,933,000                   7.80
Granted                                   846,000                    4.38          754,000                   4.05
Exercised                                 (28,875)                   2.90          (22,000)                  4.15
Cancelled                                (645,250)                  14.29         (322,125)                  6.30
-----------------------------------------------------------------------------------------------------------------
Outstanding at end of year              2,514,750                    4.14        2,342,875                   6.84
=================================================================================================================
Options exercisable at year-end           851,625                    4.33          902,875                  11.68
-----------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2002:

                                                                   Options Outstanding                        Options Exercisable
--------------------------------------------------------------------------------------------------------------------------------
                                              Weighted-average       Weighted-average                           Weighted-average
                                Number of        Remaining              Exercise               Number of            Exercise
Range of Exercise Price ($)  Stock Options    Contractual Life          Price ($)            Stock Options          Price ($)
--------------------------------------------------------------------------------------------------------------------------------
2.37 to 4.36                     2,014,750           3.1 years                   3.71              580,375                  3.36
4.70 to 7.01                       474,000           2.2                         5.34              245,250                  5.44
15.60                               26,000           0.3                        15.60               26,000                 15.60
--------------------------------------------------------------------------------------------------------------------------------

                                   notes to consolidated financial statements 53

Under the new accounting standard for stock-based compensation that the Company adopted effective January 1, 2002, disclosure of the fair value method of accounting for stock options is required and is described below.

The following table presents the pro forma impact on the Company's consolidated net earnings (loss) and related per share amounts had the Company recorded employee compensation expense in the current and prior years based on the fair value of all outstanding stock options on their grant date.

(thousands of dollars except per share amounts)                   2002         2001         2000
-------------------------------------------------------------------------------------------------
Net earnings (loss)                                              18,934      (36,406)     (59,278)
Compensation expense related to fair value of stock options      (1,309)      (1,161)      (1,025)
-------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                                    17,625      (37,567)     (60,303)
=================================================================================================
Basic and diluted earnings (loss) per share
  As reported                                                      0.26        (0.52)       (0.81)
  Pro forma                                                        0.24        (0.54)       (0.83)
-------------------------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $1.92, $2.34, and $1.60, respectively. The following weighted average assumptions were used to determine the fair value of options on the date of grant.

                                       2002          2001          2000
--------------------------------------------------------------------------
Dividend yield                               -             -             -
Expected share price volatility           47.4%         48.8%         70.9%
Risk-free rate of return                   4.3%          3.6%          6.1%
Expected period until exercise       4.4 YEARS     4.3 years     4.4 years
--------------------------------------------------------------------------

11. REVENUE

The Company derived approximately 76%, 75% and 75% of its United States revenue in 2002, 2001 and 2000, respectively, from services provided under various federal (Medicare) and state (Medicaid) medical assistance programs. The Medicare program pays each participating facility a prospectively set rate for each resident, which is based on the resident's acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.

In the normal course of business, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years' cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the PRRB of the Centers for Medicare and Medicaid Services (CMS).

In 2000, the PRRB heard EHSI's first appeal involving the reimbursement of workers' compensation costs and issued a decision that supported EHSI's position. The CMS administrator confirmed the PRRB's decision, which resulted in a favourable settlement of $18,465,000, including a recovery of the general provision of $15,272,000. In addition, EHSI reached a settlement with a fiscal intermediary regarding another cost reporting issue, which resulted in revenue of $3,495,000, including a recovery of $2,522,000 of the general provision. In total, a recovery of $17,794,000 was recorded in 2000 related to the general provision recorded in 1999.

54 extendicare 2002 annual report

12. INCOME TAXES

The provision (recovery) for income taxes is comprised as follows:

(thousands of dollars)                                      2002          2001         2000
---------------------------------------------------------------------------------------------
Earnings (loss) from health care before income taxes       22,616       (59,720)     (103,764)
=============================================================================================
Income taxes at statutory Canadian rate of 38.62%
   (2001 - 42.12%; 2000 - 43.95%)                           8,733       (25,154)      (45,609)
Income tax effect relating to the following items
   Non-deductible goodwill and accounting provisions            -         1,223           924
   Tax rate variance of foreign subsidiaries                1,552         6,241         6,891
   Benefit of operating and capital loss utilization         (411)         (224)            -
   Non-taxable income                                           -          (224)         (531)
   Other items                                              1,328         5,479         1,409
---------------------------------------------------------------------------------------------
                                                           11,202       (12,659)      (36,916)
=============================================================================================

Cash taxes paid in 2002 were $7,571,000 and cash taxes recovered during 2001 and 2000 were $31,945,000 and $69,275,000, respectively.

The Company adopted, on a retroactive basis, the new requirements of the CICA effective January 1, 2000, with respect to accounting for income taxes. The Company did not restate prior periods and therefore, at January 1, 2000, shareholders' equity included a cumulative charge to opening retained earnings of $1,250,000.

At December 31, 2002, the Company had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $133,300,000, which expire in 2003 through 2022. The Company also had net operating loss carryforwards available for U.S. federal income tax financial reporting purposes of $5,318,000, which expire in 2021. In addition, the Company had $3,765,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2003 through 2009. To the extent the realization of these losses is uncertain, they have been offset by a valuation allowance.

At December 31, 2002, the Company had $258,700,000 of capital loss carryforwards available for U.S. state income tax purposes, which expire in 2004. For Canadian income tax purposes there were capital losses available of $58,844,000 (2001 - $62,979,000) that can be carried forward indefinitely to apply against future capital gains. The future tax benefit of the combined capital losses of $30,648,000 (2001 - $31,010,000) has been fully offset in the valuation allowance for future tax assets.

The valuation allowance for future tax assets as of December 31, 2002 and 2001 was $54,614,000 and $58,862,000, respectively. The net change in the total valuation allowance for 2002 was a decrease of $4,248,000. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

                                   notes to consolidated financial statements 55

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)                                       2002      2001
-----------------------------------------------------------------------------
Future income tax assets
     Self-insurance reserves                               40,958      40,184
     Investment in Crown Life                               8,256      11,088
     Employee benefit accruals                             15,359      14,466
     Accounts receivable reserves                           2,837      11,855
     Net capital loss carryforwards                        30,648      32,010
     Deferred revenue                                       4,688       5,044
     Goodwill                                               2,600       3,220
     Operating loss carryforwards                          15,295      22,356
     Operating reserves                                     8,636       6,285
     Other                                                 11,151      11,398
-----------------------------------------------------------------------------
                                                          140,428     157,906
     Valuation allowance                                   54,614      58,862
-----------------------------------------------------------------------------
                                                           85,814      99,044
-----------------------------------------------------------------------------
Future income tax liabilities
     Property and equipment                               104,812     107,850
     Leasehold rights                                       2,884       3,580
     Other                                                 21,604      17,920
-----------------------------------------------------------------------------
                                                          129,300     129,350
-----------------------------------------------------------------------------
Future income tax liabilities, net                         43,486      30,306
Less current portion of future income tax assets, net      55,849      17,987
-----------------------------------------------------------------------------
Long-term future income tax liabilities, net               99,335      48,293
=============================================================================

13. EARNINGS (LOSS) PER SHARE

Earnings per share is calculated by dividing net earnings after preferred share dividends for the year by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the year. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the year from funds derived on the exercise of these outstanding options.

The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computation:

(thousands of dollars except per share amounts)                     2002             2001              2000
-------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings (loss) per share
   Net earnings (loss)                                               18,934          (36,406)         (59,278)
   Dividends on preferred shares                                       (708)          (1,028)          (1,243)
-------------------------------------------------------------------------------------------------------------
                                                                     18,226          (37,434)         (60,521)
=============================================================================================================
Denominator for basic and diluted earnings (loss) per share
   Basic weighted average number of shares                       70,696,172       71,928,589       74,332,251
   Dilutive stock options                                           578,314                -                -
-------------------------------------------------------------------------------------------------------------
   Diluted weighted average number of shares                     71,274,486       71,928,589       74,332,251
=============================================================================================================

Basic and diluted earnings (loss) per share                            0.26            (0.52)           (0.81)
-------------------------------------------------------------------------------------------------------------

56 extendicare 2002 annual report

14. SEGMENTED INFORMATION

During 2002, Extendicare had two reportable operating segments: United States operations and Canadian operations. The Company's operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.

The Company, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

Substantial portions of the Company's revenues are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its revenues are: the United States federal Medicare program, representing revenues of $328,313,000, $292,380,000 and $335,495,000 in 2002, 2001 and 2000, respectively; and the Ontario provincial government, representing revenues of $228,201,000, $229,618,000 and $273,585,000 in 2002, 2001 and 2000, respectively.

The significant accounting policies of the reportable operating segments are the same as those described in note 1. Information about the Company's segments and a reconciliation of segment profit to net earnings (loss) are as follows:

(thousands of dollars)                                                                                            2002
-------------------------------------------------------------------------------------------------------------------------
                                                                      UNITED STATES            CANADA             TOTAL
-------------------------------------------------------------------------------------------------------------------------
Revenue
   Nursing and assisted living centres                                    1,236,565            315,907          1,552,472
   Outpatient therapy                                                        16,144                  -             16,144
   Home health                                                                    -            146,034            146,034
   Other                                                                     36,361              4,663             41,024
-------------------------------------------------------------------------------------------------------------------------
                                                                          1,289,070            466,604          1,755,674
=========================================================================================================================
Earnings before undernoted                                                  140,545             43,915            184,460
Lease costs                                                                  20,056              4,063             24,119
Depreciation and amortization                                                60,313              8,676             68,989
Interest expense                                                             48,757             19,966             68,723
Interest revenue                                                             (3,427)            (3,249)            (6,676)
Intersegment interest expense (revenue)                                       2,511             (2,511)                 -
Loss from asset disposals, impairment and other items                         6,579                110              6,689
-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                  5,756             16,860             22,616
Income taxes
   Current (recovery)                                                       (12,837)             5,729             (7,108)
   Future                                                                    17,026              1,284             18,310
-------------------------------------------------------------------------------------------------------------------------
Earnings from health care                                                     1,567              9,847             11,414
Share of earnings of Crown Life                                                                                     7,520
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                       18,934
=========================================================================================================================
Cash used in property and equipment                                          30,928             22,217             53,145
Balance sheet
   Property and equipment                                                   718,439            235,152            953,591
   Goodwill                                                                 113,788                 70            113,858
   Leasehold rights                                                           6,646                  -              6,646

   Assets before undernoted                                               1,380,347            307,981          1,688,328
   Investment in Crown Life                                                                                       121,508
-------------------------------------------------------------------------------------------------------------------------
   Total consolidated assets                                                                                    1,809,836
=========================================================================================================================

                                   notes to consolidated financial statements 57

(thousands of dollars)                                                                                             2001
--------------------------------------------------------------------------------------------------------------------------
                                                                       United States            Canada             Total
--------------------------------------------------------------------------------------------------------------------------
Revenue
    Nursing and assisted living centres                                    1,187,547            279,559          1,467,106
    Outpatient therapy                                                        14,733                  -             14,733
    Home health                                                                    -            171,809            171,809
    Other                                                                     47,508              3,355             50,863
--------------------------------------------------------------------------------------------------------------------------
                                                                           1,249,788            454,723          1,704,511
==========================================================================================================================
Earnings before undernoted                                                   115,137             40,222            155,359
Lease costs                                                                   23,474              4,728             28,202
Depreciation and amortization                                                 64,197              7,350             71,547
Interest expense                                                              55,216             15,129             70,345
Interest revenue                                                              (3,631)            (1,466)            (5,097)
Intersegment interest expense (revenue)                                          976               (976)                 -
Loss from asset disposals, impairment and other items                         50,082                  -             50,082
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                          (75,177)            15,457            (59,720)
Income taxes
    Current                                                                    1,798              6,472              8,270
    Future (reduction)                                                       (21,245)               316            (20,929)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care before minority interests                   (55,730)             8,669            (47,061)
Minority interests                                                                 -                 83                 83
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care                                             (55,730)             8,586            (47,144)
Share of earnings of Crown Life                                                                                     10,738
--------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                                           (36,406)
==========================================================================================================================

Cash used in property and equipment                                           26,355             19,022             45,377
Balance sheet
    Property and equipment                                                   764,321            203,881            968,202
    Goodwill                                                                 114,884                312            115,196
    Leasehold rights                                                           8,705                  -              8,705

    Assets before undernoted                                               1,324,399            279,903          1,604,302
    Investment in Crown Life                                                                                       135,944
--------------------------------------------------------------------------------------------------------------------------
    Total consolidated assets                                                                                    1,740,246
==========================================================================================================================

58 extendicare 2002 annual report

(thousands of dollars)                                                                                                  2000
--------------------------------------------------------------------------------------------------------------------------------
                                                                            United States            Canada             Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue
   Nursing and assisted living centres                                          1,346,033            266,671          1,612,704
   Outpatient therapy                                                              14,430                  -             14,430
   Home health                                                                          -            161,323            161,323
   Other                                                                           16,660              2,289             18,949
-------------------------------------------------------------------------------------------------------------------------------
                                                                                1,377,123            430,283          1,807,406
===============================================================================================================================
Earnings before undernoted                                                         85,688             34,310            119,998
Lease costs                                                                        23,272              4,257             27,529
Depreciation and amortization                                                      68,071              6,931             75,002
Interest expense                                                                   68,516             13,903             82,419
Interest revenue                                                                   (1,993)            (1,942)            (3,935)
Intersegment interest expense (revenue)                                               406               (406)                 -
Loss from asset disposals, impairment and other items                              42,747                  -             42,747
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                              (115,331)            11,567           (103,764)
Income taxes
   Current (recovery)                                                             (21,435)               810            (20,625)
   Future (reduction)                                                             (19,934)             3,643            (16,291)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care before minority interests                        (73,962)             7,114            (66,848)
Minority interests                                                                     37                220                257
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from health care                                                  (73,999)             6,894            (67,105)
Share of earnings of Crown Life                                                                                           7,827
-------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                                                (59,278)
===============================================================================================================================
Cash used in property and equipment                                                19,436             26,856             46,292
Balance sheet
   Property and equipment                                                         763,578            156,653            920,231
   Goodwill                                                                       111,824                951            112,775
   Leasehold rights                                                                10,101                  -             10,101

   Assets before undernoted                                                     1,385,451            202,894          1,588,345
   Investment in Crown Life                                                                                             147,407
-------------------------------------------------------------------------------------------------------------------------------
   Total consolidated assets                                                                                          1,735,752
===============================================================================================================================

                                   notes to consolidated financial statements 59

15. OTHER COMMITMENTS

At December 31, 2002, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

(thousands of dollars)                  Capital Leases     Operating Leases     Total
--------------------------------------------------------------------------------------
2003                                       11,644               14,430          26,074

2004                                       11,644               13,026          24,670

2005                                       11,634               12,446          24,080

2006                                       11,616                8,089          19,705

2007                                       11,616                5,096          16,712

Thereafter                                224,058               29,122         253,180
--------------------------------------------------------------------------------------
Total minimum payments                    282,212               82,209         364,421
                                                             =========================
Less amount representing interest         157,521
                                        ---------
Obligations under capital leases          124,691
=================================================

At December 31, 2002, ECI had outstanding capital expenditure commitments of $29,200,000 related to three new Ontario nursing facilities and EHSI had commitments of approximately $8,491,000 (US$5,382,000).

16. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

EHSI entered into a preferred provider agreement with Omnicare, Inc. (Omnicare) pursuant to the divestiture of its pharmacy operations in 1998. In connection with its agreement to provide pharmacy services, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI's disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration.

In 2002, the Company guaranteed US$2,500,000 of a US$5,000,000 first mortgage loan by Republic First Bank to Delaware Valley Convalescent Homes Inc. (Delaware Valley). The loan is secured by a US$1,000,000 Certificate of Deposit held by the lender and a first mortgage on the long-term care facility, which has an appraised value in excess of the total loan. A subsidiary of the Company manages the facility for the owner and has first right of refusal on the purchase of the facility. If the guarantee was called, it could be necessary for the Company to assume the full loan. The term of the guarantee is the earlier of November 29, 2004, full payment of the loan by Delaware Valley or payment by the Company pursuant to this guarantee.

In December 2000, EHSI leased six nursing facilities (585 beds) to Senior Health Properties - South Inc. (Senior Health) for a 60-month term. Under the terms of the transaction, Senior Health has an option to purchase the properties for US$10,700,000. EHSI will earn rental income based upon the net operating cash flow of the properties, which cannot exceed on average US$2,000,000 per annum, and has entered into a specific-services consulting agreement over the term of the lease with Senior Health. Under the terms of the transaction, EHSI has retained a commitment to fund any cash flow deficiencies for one of the six properties, which EHSI anticipates would not exceed US$300,000 per annum. All operations and assets, other than the land, building and equipment, were transferred to the lessees at the commencement of the leases at no cost to the lessees.

60 extendicare 2002 annual report

17. EMPLOYEE FUTURE BENEFITS

Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups. Information about the Company's defined benefit pension plans follows:

(thousands of dollars)                                      2002         2001
------------------------------------------------------------------------------
Accrued benefit obligations

  Balance at beginning of year                             25,084       22,742

  Current service cost                                        600          572

  Benefits paid                                            (1,328)      (1,589)

  Interest costs                                            1,753        1,706

  Actuarial losses                                          2,627        1,653
------------------------------------------------------------------------------
  Balance at end of year                                   28,736       25,084
==============================================================================
Plan assets

  Fair value at beginning of year                           5,393        6,288

  Employer contributions                                    1,177        1,124

  Actual return on plan assets                               (144)        (430)

  Benefits paid                                            (1,328)      (1,589)
------------------------------------------------------------------------------
  Fair value at end of year                                 5,098        5,393
==============================================================================
Funded status - plan deficit                               23,638       19,691

  Unrecognized net experience losses                       (5,300)      (2,117)

  Other                                                      (321)        (281)
------------------------------------------------------------------------------
  Accrued benefit liability                                18,017       17,293
==============================================================================
Net benefit plan expense

  Current period service costs                                600          572

  Interest cost                                             1,753        1,706

  Expected return on plan assets                             (412)        (480)
------------------------------------------------------------------------------
  Net benefit plan expense                                  1,941        1,798
==============================================================================
Significant assumptions

  Discount rate                                               6.4%         7.0%

  Expected long-term rate of return on plan assets            7.5%         8.0%

  Rate of compensation increase                               5.0%         5.0%

  Average remaining service period of active employees    9 years     10 years
------------------------------------------------------------------------------

The Company maintains defined contribution retirement 401(K) savings plans in its United States operations, which are made available to substantially all of the Company's United States employees. EHSI pays a matching contribution of 17% to 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. The Company incurred expenses related to the 401(K) savings plans of $2,016,000, $2,013,000 and $2,036,000 in 2002, 2001 and 2000, respectively.

The Company adopted effective January 1, 2000, on a retroactive basis, the new requirements of the CICA with respect to accounting for employee future benefits. The Company did not restate prior periods and therefore, at January 1, 2000, shareholders' equity included a cumulative charge to opening retained earnings of $2,835,000, net of income taxes of $2,101,000.

                                   notes to consolidated financial statements 61

18. FINANCIAL INSTRUMENTS

With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)                                                 2002                               2001
-----------------------------------------------------------------------------------------------------------------
                                                   Carrying Amount   Fair Value     Carrying Amount    Fair Value
-----------------------------------------------------------------------------------------------------------------
Accounts receivable, less allowance                    235,738        232,509           248,798          246,828

Notes, mortgages and amounts receivable,
  including current portion                             81,993         82,827            56,192           56,567

Other investments                                       13,217          7,284            12,792            9,445

Investments held for self-insured liabilities           56,203         56,850            45,465           46,507

Long-term debt, including current portion              852,943        833,901           811,482          833,421

Interest rate swap (asset)                                   -         (8,682)                -            2,235

Interest rate cap                                            -          1,496                 -                -
-----------------------------------------------------------------------------------------------------------------

Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.

Notes and mortgages receivable primarily consist of debt service and capital expenditure trust funds, and notes due from government agencies. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

Receivables from government agencies represent the only concentrated group of credit risks for the Company. Management does not believe that there are any credit risks associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.

Other investments consist of investments in stock and warrants, the fair values of which are based on quoted market prices.

The fair values for investments held for self-insured liabilities are based on quoted market prices. These investments are subject to insurance regulatory requirements. At year-end, the investment portfolio was comprised of investment-grade United States dollar-denominated corporate and government securities. The securities within the investments held for self-insured liabilities are all considered to be available for sale.

The Company has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.

The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

The fair values of the interest rate swap and interest rate cap are based on the quoted market prices as provided by the financial institutions that are counter party to the arrangements.

62 extendicare 2002 annual report

BOARD OF DIRECTORS

DAVID J. HENNIGAR (CG)

Chairman

Mr. Hennigar is Chairman of Annapolis Group Inc. and of High Liner Foods Inc., as well as Chairman and founder of Acadian Securities Inc. He serves as a director of Crown Life Insurance Company and Scotia Investments Limited, as well as of several other private and public companies. Mr. Hennigar has been on the Extendicare Board since 1980; he resides in Bedford, Nova Scotia. Age 63.

H. MICHAEL BURNS (CG)(IS)

Deputy Chairman

Mr. Burns is President of Kingfield Investments Limited and a director of several private and public companies, including Algoma Central Corp., Landmark Global Financial Corp., Phoenix Canada Oil, Starrex Mining Corporation Ltd. and InterStar Mining Group Inc. Mr. Burns is Chancellor of Renison College, at the University of Waterloo. He has been on the Extendicare Board since 1978, and resides in Maple, Ontario. Age 65.

FREDERICK B. LADLY (CG)(HR)(QS)

Deputy Chairman

Mr. Ladly is Vice-Chairman of Crown Life Insurance Company and a director of High Liner Foods Inc., UBS Bank (Canada), UBS Trust (Canada) and Knudsen Engineering Limited. He has been on the Extendicare Board since 1986. Mr. Ladly resides in the Township of Bathurst, Ontario. Age 72.

MEL RHINELANDER

President and Chief Executive Officer

Mr. Rhinelander was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He joined the Company in 1977 and has served in a number of senior positions. Mr. Rhinelander was elected to the Extendicare Board on May 2, 2000, and he resides in Milwaukee, Wisconsin. Age 52.

DEREK H. L. BUNTAIN (A)(HR)(IS)

Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients. He serves as a director of a number of public companies, including Dundee Precious Metals Inc., Eurogas Corporation and Cencotech Inc. Mr. Buntain joined the Extendicare Board in 1995, and he resides in Grand Cayman, Cayman Islands. Age 62.

SIR GRAHAM DAY (CG)(HR)

Sir Graham is Chairman of Sobeys Inc., a national food distributor, and Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of a number of public and private companies, including The Bank of Nova Scotia and Empire Company Limited, and is a Fellow of the Institute of Corporate Directors. Sir Graham holds the Herbert S. Lamb Chair in Business Education in Dalhousie's Graduate School of Business Administration. He has been on the Board since 1989, and resides in Hantsport, Nova Scotia. Age 69.

GEORGE S. DEMBROSKI (A)(IS)

Mr. Dembroski serves as a director of a number of public and private companies, including Cameco Corporation, the largest independent producers of uranium, Electrohome Limited, Heroux-Devtek Inc., Middlefield Bancorp Limited and Murphy Oil Corporation. Mr. Dembroski joined the Extendicare Board in 1995, and resides in Toronto, Ontario. Age 68.

DAVID M. DUNLAP (A)(HR)(QS)

Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products. Mr. Dunlap has been on the Board since 1980, and resides in the Township of King, Ontario. Age 64.

                                                           board of directors 63

GEORGE A. FIERHELLER (A)(IS)

Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chairman of The Greater Toronto Marketing Alliance. He serves as a director of GBC North America Growth Fund Inc., Rogers Wireless Communications Inc. and Ontario Exports Inc. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade. He has been on the Extendicare Board since 1981, and resides in Toronto, Ontario. Age 69.

DR. SETH B. GOLDSMITH (CG)(QS)

Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army. Dr. Goldsmith has been on the Board since 1995, and he resides in Hollywood, Florida. Age 61.

MICHAEL J. L. KIRBY (CG)(HR)(QS)

Mr. Kirby is a member of The Senate of Canada. He serves as a director of The Bank of Nova Scotia, Goldfarb Corporation, Maxxcom Inc., Indigo Books & Music Inc., CPI Plastics Group Ltd. and Ontario Energy Savings Corporation. Mr. Kirby has been on the Extendicare Board since 1987, and he resides in Nepean, Ontario. Age 61.

ALVIN G. LIBIN (A)

Mr. Libin is President and Chief Executive Officer of Balmon Holdings Ltd., a management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several corporate and community boards. Mr. Libin is an Officer of the Order of Canada, and has been on the Extendicare Board since 1984. He resides in Calgary, Alberta. Age 71.

J. THOMAS MACQUARRIE, Q.C. (A)(HR)

Mr. MacQuarrie is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Minas Basin Pulp and Power Company Limited and High Liner Foods Inc., as well as of a number of other public and private corporations. Mr. MacQuarrie has been on the Extendicare Board since 1980. He resides in Halifax, Nova Scotia. Age 65.

HONORARY DIRECTORS

MARSH A. COOPER
President, M.A. Cooper Consultants Inc.

JOHN J. JODREY
Chairman, Scotia Investments Limited

DERRIL G. MCLEOD, Q.C.
Senior Counsel, Pedersen, Norman, McLeod & Todd

(A) Audit Committee

(CG)Corporate Governance and Nominating Committee

(HR)Human Resources Committee

(IS)Information Systems Committee

(QS)Quality Standards Committee

64 extendicare 2002 annual report

OFFICERS

Extendicare Inc.
3000 Steeles Avenue East
Markham, Ontario
Canada L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588

     David J. Hennigar
     Chairman

     H. Michael Burns
     Deputy Chairman

     Frederick B. Ladly
     Deputy Chairman

     Mel Rhinelander
     President and
     Chief Executive Officer

     Mark W. Durishan
     Vice-President, Finance,
     and Chief Financial Officer

     Philip W. Small
     Senior Vice-President,
     Strategic Planning and
     Investor Relations

     Len G. Koroneos
     Vice-President and Treasurer

     Jillian E. Fountain
     Corporate Secretary

Extendicare Health Services, Inc.
111 West Michigan Street
Milwaukee, Wisconsin
United States 53203-2903
Tel: (414) 908-8000
     (800) 395-5000
Fax: (414) 908-8059

     Mel Rhinelander
     Chairman and
     Chief Executive Officer

     Mark W. Durishan
     Vice-President,
     Chief Financial Officer,
     and Treasurer

     Richard L. Bertrand
     Senior Vice-President,
     Development

     Philip W. Small
     Senior Vice-President,
     Strategic Planning and
     Investor Relations

     Roch Carter
     Vice-President, General Counsel
     and Assistant Secretary

     Douglas J. Harris
     Vice-President and Controller

     L. William Wagner
     Vice-President

     Jillian E. Fountain
     Corporate Secretary

Extendicare (Canada) Inc.
3000 Steeles Avenue East
Markham, Ontario
Canada L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588

     Mel Rhinelander
     Chairman and
     Chief Executive Officer

     Shelly L. Jamieson
     President

     Mark W. Durishan
     Vice-President and
     Chief Financial Officer

     Philip W. Small
     Senior Vice-President,
     Strategic Planning
     and Investor Relations

     Stephen R. Haas
     Vice-President, ParaMed Home
     Health Care

     Robert J. Kallonen
     Vice-President, Eastern Operations

     Paul Rushforth
     Vice-President, Western Operations

     Elaine E. Everson
     Vice-President and Controller

     Christina L. McKey
     Vice-President, Human Resources

     R. Gordon Spear
     Vice-President, Administration

     Jillian E. Fountain
     Corporate Secretary
                                        financial and statistical information 65

FINANCIAL AND STATISTICAL INFORMATION

(unaudited) (thousands of dollars unless otherwise noted)            2002          2001          2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Property and equipment                                              953,591       968,202       920,231     1,017,382     1,292,369
Health care assets                                                1,688,328     1,604,302     1,588,345     1,697,800     2,089,207
Investment in Crown Life, equity basis                              121,508       135,944       147,407       136,323       132,631
Long-term debt                                                      846,734       788,354       802,426       891,955     1,004,261
Shareholders' equity                                                358,062       350,696       381,437       435,933       656,853
FINANCIAL RESULTS
Revenue
  Nursing and assisted living centres
    United States                                                 1,236,565     1,187,547     1,346,033     1,364,084     1,470,539
    Canada                                                          315,907       279,559       266,671       260,723       240,782
    United Kingdom                                                        -             -             -        35,985        38,412
  Outpatient therapy and medical supplies - United States            16,144        14,733        14,430        63,989       209,308
  Home health - Canada                                              146,034       171,809       161,323       150,280       134,984
  Other                                                              41,024        50,863        18,949        17,626        18,843
------------------------------------------------------------------------------------------------------------------------------------
                                                                  1,755,674     1,704,511     1,807,406     1,892,687     2,112,868
====================================================================================================================================
Earnings (loss)
  Health care
    Earnings before depreciation, interest and income taxes         160,341       127,157        92,469       110,747       225,296
    Earnings (loss) from health care                                 11,414       (47,144)      (67,105)     (182,520)       61,812
  Share of earnings of Crown Life                                     7,520        10,738         7,827        22,818         3,520
  Net earnings (loss)                                                18,934       (36,406)      (59,278)     (159,702)       65,332
Earnings (loss) per share from operations
  Health care operations before undernoted and after
    preferred share dividends                                          0.21         (0.18)        (0.55)        (0.75)         0.40
  Loss (gain) from asset disposals, impairment and other items        (0.05)        (0.49)        (0.36)        (1.69)         0.40
  Share of earnings of Crown Life                                      0.10          0.15          0.10          0.30          0.05
------------------------------------------------------------------------------------------------------------------------------------
                                                                       0.26         (0.52)        (0.81)        (2.14)         0.85
====================================================================================================================================
OTHER INFORMATION
Number of facilities (period end)
  United States                                                         197           198           212           237           246
  Canada                                                                 80            63            62            60            60
  United Kingdom                                                          -             -             -             -            16
------------------------------------------------------------------------------------------------------------------------------------
                                                                        277           261           274           297           322
====================================================================================================================================
Operational resident capacity (period end)
  United States                                                      18,269        18,402        19,420        22,055        23,536
  Canada                                                             10,906         7,937         7,632         7,527         7,828
  United Kingdom                                                          -             -             -             -         1,062
------------------------------------------------------------------------------------------------------------------------------------
                                                                     29,175        26,339        27,052        29,582        32,426
====================================================================================================================================
Average occupancy (percentage)                                         92.0          90.0          89.9          88.2          88.9
U.S. payor source as a percentage of total U.S. revenue
  Medicare                                                               26            24            24            22            29
  Medicaid                                                               50            51            51            50            43
  Private                                                                24            25            25            28            28
Canadian home health care hours of service                        5,433,000     6,868,000     6,967,000     6,562,000     6,303,000
Number of employees (period end)                                     37,600        36,700        38,800        41,000        44,100
Number of shares outstanding (period end)
  Subordinate Voting Shares                                      57,107,011    58,544,511    60,063,923    61,348,023    62,532,182
  Multiple Voting Shares                                         12,557,092    12,775,917    13,204,005    13,204,005    13,217,646
------------------------------------------------------------------------------------------------------------------------------------

66 extendicare 2002 annual report

A FOUNDATION OF CARE

Extendicare is a leading North American provider of long-term care and care-related services. Our principal business is the operation of long-term care facilities in the United States and Canada. From this foundation, we have developed other care-related businesses.

[EXTENDICARE LOGO]

CARE FACILITIES

Long-term Care Facilities

Extendicare's subsidiaries - Extendicare (Canada) Inc. (ECI) in Canada and Extendicare Health Services, Inc. (EHSI) in the U.S. - operate 229 nursing facilities with capacity for more than 26,200 residents.

Our nursing facilities are designed for people who cannot be cared for at home or in assisted living facilities, due to frailty or other physical limitations. Residents receive assistance with activities of daily living and continuing care. Programs and services are offered for those with behavioural needs.

In the United States, we provide skilled nursing and rehabilitative therapy to patients recovering from acute illness or injury.

Assisted Living and Retirement Facilities

Assisted living facilities offer support for activities of daily living, such as personal care, reminders to take medication, and housekeeping. Staff is available 24 hours a day to enable residents to maintain active and independent lifestyles.

Retirement communities provide comfortable suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are typically very active and live independently.

We operate 1,912 units in U.S. assisted living communities and 824 units in Canadian retirement communities, as well as two 38-unit Canadian assisted living wings.

SERVICES FOR THE LONG-TERM CARE SECTOR

Management and Consulting

In Canada and the U.S., Extendicare provides management and consulting services to other organizations - including government, not-for-profit and private-sector operators - seeking to enhance care levels and operating efficiencies in areas such as nursing, dietary, cost reimbursement, information technology, asset management, regulatory compliance and accounting. Operators can access our expertise in all phases of planning, development and management of new facilities.

Group Purchasing

Extendicare offers group purchasing of supplies, furnishings and capital equipment through UHF Purchasing Group in the U.S. and LTC Group Purchasing in Canada. The economies of scale created by group purchasing produce cost savings for our facilities and those of other providers.

LTC Group Purchasing members can also obtain support in organizing nutritional care and dining services.

[VIRTUAL CARE PROVIDER(SM) LOGO]

Information Technology

Virtual Care Provider, Inc. (VCP) is a leading application service provider to operators in the health care industry. In addition to providing support to the Extendicare group of companies, VCP deploys, hosts and manages access to packaged software applications, from a central facility, for more than 300 application hosting subscribers. VCP reduces customers' in-house technology resource requirements in an increasingly complex health care environment.

HOME CARE AND THERAPY SERVICES

[PARAMED LOGO]

Canada's largest private-sector home health care provider, ParaMed Home Health Care, offers all levels of nursing care, home support, occupational and speech-language therapy and physiotherapy. ParaMed's excellent reputation is reflected in contracts with government home health care programs, social service agencies and insurance companies.

[PROGRESSIVE STEP REHABILITATION SERVICES LOGO]

Progressive Step Rehabilitation Services (ProStep) operates 22 rehabilitative therapy clinics in the U.S., including 10 in Pennsylvania, nine in Wisconsin, two in Texas and one in Ohio. Patient populations range from pediatric to geriatric. ProStep's Medicare-certified facilities treat outpatients requiring physical, occupational and speech-language therapy, pulmonary rehabilitation and nursing services.

EXTENDICARE AT A GLANCE

Extendicare, through its subsidiaries, operates 277 long-term care facilities across North America, with capacity for 29,175 residents. The Company employs 37,600 people in the United States and Canada. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy, while home health care services are provided in Canada.

FACILITY LOCATION AND RESIDENT CAPACITY

                                             Assisted Living and
                         Nursing Centres     Retirement Centres       Hospitals/Units              Total
----------------------------------------------------------------------------------------------------------------
                       Number of  Resident   Number of  Resident    Number of   Resident    Number of   Resident
at December 31, 2002  Facilities  Capacity  Facilities  Capacity   Facilities   Capacity   Facilities   Capacity
----------------------------------------------------------------------------------------------------------------
BY STATE/PROVINCE

United States

  Pennsylvania            27        3,165        8         298         -            -          35         3,463

  Massachusetts            5          606        -           -         -            -           5           606

  Delaware                 1          120        -           -         -            -           1           120

  Ohio                    29        3,052        3         165         -            -          32         3,217

  West Virginia            1          120        -           -         -            -           1           120

  Wisconsin               24        2,220       10         443         -            -          34         2,663

  Minnesota               10        1,232        1          60         -            -          11         1,292

  Indiana                 17        1,812        3         133         -            -          20         1,945

  Kentucky                18        1,510        1          39         -            -          19         1,549

  Washington              15        1,486        8         381         -            -          23         1,867

  Oregon                   3          192        2         102         -            -           5           294

  Idaho                    2          179        -           -         -            -           2           179

  Louisiana                3          567        -           -         -            -           3           567

  Arkansas                 1           96        3         181         -            -           4           277

  Texas                    -            -        2         110         -            -           2           110
---------------------------------------------------------------------------------------------------------------
Total United States      156       16,357       41       1,912         -            -         197        18,269
---------------------------------------------------------------------------------------------------------------
Canada

  Ontario                 47        7,166        6         900         1          120          54         8,186

  Alberta                 15        1,229        -           -         -            -          15         1,229

  Saskatchewan             5          654        -           -         -            -           5           654

  Manitoba                 5          762        -           -         -            -           5           762

  British Columbia         1           75        -           -         -            -           1            75
---------------------------------------------------------------------------------------------------------------
Total Canada              73        9,886        6         900         1          120          80        10,906
---------------------------------------------------------------------------------------------------------------
Total                    229       26,243       47       2,812         1          120         277        29,175
===============================================================================================================

                                                         extendicare at a glance

[MAP OF NORTH AMERICA]

                                             Assisted Living and
                         Nursing Centres     Retirement Centres       Hospitals/Units              Total
----------------------------------------------------------------------------------------------------------------
                      Number of   Resident  Number of   Resident   Number of    Resident   Number of    Resident
at December 31, 2002  Facilities  Capacity  Facilities  Capacity   Facilities   Capacity   Facilities   Capacity
----------------------------------------------------------------------------------------------------------------
BY TYPE OF OWNERSHIP

United States

  Owned                  129       13,035       35       1,691         -            -         164        14,726

  Leased                  10        1,066        1          65         -            -          11         1,131

  Managed                 17        2,256        5         156         -            -          22         2,412
---------------------------------------------------------------------------------------------------------------
Total United States      156       16,357       41       1,912         -            -         197        18,269
---------------------------------------------------------------------------------------------------------------
Canada

  Owned                   46        6,239        1          73         -            -          47         6,312

  Leased                   6          693        -          76         -            -           6           769

  Managed                 21        2,954        5         751         1          120          27         3,825
---------------------------------------------------------------------------------------------------------------
Total Canada              73        9,886        6         900         1          120          80        10,906
---------------------------------------------------------------------------------------------------------------
Total                    229       26,243       47       2,812         1          120         277        29,175
===============================================================================================================

SHAREHOLDER INFORMATION

EXTENDICARE INC.

3000 Steeles Avenue East
Markham, Ontario L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588
www.extendicare.com
email: wsmith@extendicare.com

SHAREHOLDER INQUIRIES

Jillian Fountain
Corporate Secretary
Tel: (905) 470-5534

INVESTOR RELATIONS

Wendy Smith
Tel: (905) 470-5584

TRANSFER AGENT

Computershare Trust Company of Canada
Tel: (800) 564-6253
www.computershare.com

ANNUAL MEETING

Shareholders are invited to attend the Annual Meeting of Extendicare Inc. on Thursday, May 8, 2003 at 11:00 a.m. at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada.

CORPORATE INFORMATION

Extendicare Inc.'s 2002 Annual Report is available for viewing or printing on the Company's Website at www.extendicare.com, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
New York Stock Exchange (EXE.A only)

SHARE INFORMATION

                                                                            Year-end Closing Market Price on the TSX
                                                                            ----------------------------------------
                                                      Shares Outstanding
Shares                                Stock Symbol   at December 31, 2002       2002            2001           2000
--------------------------------------------------------------------------------------------------------------------
Multiple Voting Shares                       EXE          12,557,092           $ 4.70         $ 5.27          $ 3.50

Subordinate Voting Shares                  EXE.A          57,107,011             4.20           5.25            3.40

Class I Preferred Shares

  Cumulative Redeemable, Series 2       EXE.PR.B             139,705            23.00          24.00           24.00

  Adjustable Dividend, Series 3         EXE.PR.C              93,310            20.10          23.55           14.50

  Adjustable Dividend, Series 4         EXE.PR.D             241,240            21.90          21.00           21.00

Class II Preferred Shares, Series 1     EXE.PR.E             382,979            17.00          16.06           17.00
--------------------------------------------------------------------------------------------------------------------

QUARTERLY PRICE RANGES OF SUBORDINATE VOTING SHARES (EXE.A) ON THE TSX

                     1st         2nd      3rd     4th
-------------------------------------------------------
2002:     High     $ 6.67      $ 6.40   $ 5.51  $ 4.89

          Low        3.95        5.15     3.51    3.60

2001:     High       4.45        6.85     8.25    7.58

          Low        3.25        4.13     5.55    4.87
------------------------------------------------------

TRADING PRICE OF SUBORDINATE VOTING SHARES (EXE.A) ON THE TSX

[LINE GRAPH]

CORE VALUES

Companies, like people, make choices based on values that they hold. Our values guide our behaviour and, in many ways, determine our future.

For Extendicare, our values are our compass. They give us direction and purpose.

That's why our commitment to our shareholders, residents, patients and employees remains the same today as it was yesterday. And it is the same today as it will be tomorrow.

We owe them unwavering dedication to the core values that have been the foundation of our Company for 35 years and will continue to drive its success.

    - Success means providing quality services to residents and patients, who entrust us with their health and dignity. We endeavour to make each day an affirmation of life.

    - Success means energizing employees to live our vision of excellence. Good people are our greatest strength. That is why we strive to create enjoyable and rewarding work environments.

    - Success means achieving profitable growth over the long term to create value for our shareholders. We are committed to communicating effectively with them.

Success means embracing these values. They define Extendicare.

[EXTENDICARE LOGO]

3000 Steeles Avenue East

Markham, Ontario, Canada L3R 9W2

www.extendicare.com